Exhibit 99.3

XPeng Inc. 2024 ENVIR NNMENTAL, SOCIAL AND GOVERNANCE Report

Directory About This Report Message from the B ard f Direct rs CE ‘s Letter XPENG’s Sustainable Devel pment About XPENG Sustainability Management 01 S lid and Efficient G vernance 02 Quality Pr ducts Delivery 03 L w Carb n Drives the Future 04 C llab rative Pursuit f Sustainable Pr sperity 05 Appendix XPENG M t r 2024 ESG Report 2 Directory 01 04 S lid and Efficient G vernance 15 C llab rative Pursuit f Sustainable Pr sperity 67 1.1 C mpliant Management 16 4.1 Empl yee Resp nsibility 68 1.2 Risk Management 19 4.2 Sustainable Supply Chain 81 1.3 Business Ethics 21 4.3 Industry C perati n 85 4.4 S cial C -Creati n 86 About This Report 03 Message from the B ard f Direct r 04 02 05 CE ‘s Letter 05 Quality Pr ducts Delivery Appendix 22 90 XPENG’s Sustainable Devel pment 06 2.1 Inn vati n and R&D 23 5.1 Key Perf rmance Indicat rs 91 2.2 Quality Pr ducts 28 5.2 C ntent Index 94 2.3 Th ughtful Service 36 5.3 Feedback F rm 97 About XPENG 07 XPENG Hist ry 07 XPENG’s H n rs 08 03 L w Carb n Drives the Future 47 3.1 Climate G vernance 48 Sustainability Management 12 3.2 Green Pr ducts 52 G vernance Structure f r Sustainable Devel pment 12 3.3 Green Pr ducti n 57 Stakeh lder Engagement 13 3.4 Green L gistics 63 Materiality Assessment 14 3.5 Green Services 65

Directory | About This Report | Message from the Board of Directors | CEO's Letter | XPENG's Sustainable Development | About XPENG | Sustainability Management | 01 Solid and Efficient Governance | 02 Quality Products Delivery | 03 Low Carbon Drives the Future | 04 Collaborative Pursuit of Sustainable Prosperity | 05 Appendix
XPENG Motor 2024 ESG Report
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About This Report

Reporting Scope

This report covers XPeng Inc. and its subsidiaries . The reporting period is from January 1, 2024 to December 31, 2024 (the "Reporting Period"), in line with the fiscal year. The time frame for some of its content has been extended. Unless otherwise stated, this report adopts CNY as the monetary unit.

Reporting Standards

This report refers to the Environmental, Social and Governance (ESG) Reporting Guide in Appendix C2 of the Main Board Listing Rules of the Hong Kong Exchanges and Clearing Limited (HKEx) and the Global Reporting Initiative (GRI) Standards. This report was prepared in accordance with the above mentioned standard requirements, following communication with the stakeholders, analysis of material issues, collection of relevant information, compiling of the corresponding report, as well as management verification, in order to ensure the materiality, quantization, balance and consistency of its contents.

In order to comply with the "Consistency Principle" in the reporting principles and ensure meaningful comparison, no material change is made to the methodology or key performance indicators adopted by the Company for the year ended December 31, 2024 as compared to those for the year ended December 31, 2023.

Source of Information

Unless otherwise specified, the information and data cited in this report all come from the Company's official documents, statistical and financial reports, as well as other related public documents. XPeng Inc. guarantees that this report is free from any false statements, misleading statements or major omissions, and the Board of Directors is responsible for the truthfulness and accuracy of its contents.

Explanation of references

For convenience of expression and reading, "XPeng Inc.", "XPENG", "the Company", "this company" and "we" in this report, all refer to XPeng Inc. and its subsidiaries.

Report confirmation and approval

This report was confirmed by the Company's senior management and ESG Steering Committee and approved by the Board of Directors on March 12, 2025.

Disclaimer

Certain statements in this report are forward-looking statements about our goals and plans for the future. These forward-looking statements are based on management's current expectations. Uncertainties and other factors may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. The Company is under no obligation to update any forward-looking statement contained in this report.

Access to this Report

This report has versions in Simplified Chinese, Traditional Chinese and English. If there are any inconsistences, the Simplified Chinese version shall prevail. This report can be viewed or downloaded on the Hong Kong Exchanges and Clearing Market website (http://www.hkexnews.hk/), as well as on the Company's official website (www.xiaopeng.com). For any inquiries or suggestions regarding this report, please contact us using the following address:

XPeng Inc.,
8 Songgang Street, Tianhe District, Guangzhou, Guangdong Province
Phone: 020-6680 6680
Fax: 020-6680 6689


G9

[1]"XPeng Inc." is provided for identification only.

Directory About This Report Message from the Board of Directors CEO's Letter XPENG's Sustainable Development About XPENG Sustainability Management 01 Solid and Efficient Governance 02 Quality Products Delivery 03 Low Carbon Drives the Future 04 Collaborative Pursuit of Sustainable Prosperity 05 Appendix 4

Message from the Board of Directors

The Board of Directors (the "Directors") of the Company (the "Board") has always attached great importance to sustainability management. In accordance with the requirements of the Environmental, Social and Governance Reporting Guide of the Hong Kong Exchanges and Clearing Limited (hereinafter "HKEx"), XPENG has established and continuously improved its ESG governance mechanism. We have further optimized the ESG governance structure, strengthened the Board's supervision and participation in ESG affairs, fulfilled corporate social responsibilities, and promoted the Company's long-term and stable development, laying a solid foundation for the Company's sustainable development goals.

XPENG

ESG Governance

As the highest governance body of the Company, the Board assumes ultimate responsibilities for XPENG's ESG strategies, policies, and ESG performance, and authorizes the ESG Steering Committee, headed by the President of the Company, to assist the Board in managing and making decisions regarding ESG-related matters. The ESG Steering Committee is responsible for overseeing the formulation and implementation of the Company's ESG strategic goals, regularly reviewing the effectiveness of policy execution, and reporting to the Board on a periodic basis. At the implementation level, the Company has established an ESG Working Group dedicated to routine management and overall coordination of ESG-related matters as well as supporting the ESG Steering Committee in overseeing and reviewing tasks while receiving guidance and supervision from the Committee.

ESG Risk Management

XPENG thoroughly recognizes the significant impact of ESG risks on the Company's operations. In 2024, the Company dynamically updated its ESG issues in line with industry-specific ESG risks, regulatory requirements, and macro-policies, as well as conducts materiality assessments of the ESG issues through stakeholder survey, expert review and Board sessions. The Board, based on the prioritized list of material ESG issues, clarified the key directions for the Company's annual ESG management and has reviewed and confirmed the analysis results of the 2024 materiality issues, ensuring that the work focuses on the critical areas for the Company and society.

ESG Goal Management

In 2024, XPENG continued to follow the requirements of the HKEx Environmental, Social and Governance Reporting Guide as well as other internationally recognized principles and practices to set and implement the Company's ESG strategy and annual goals. We continuously keep tracks of the progress of goal implementation and coordinate relevant functions to achieve goals. The Board will strictly oversee and review the progress towards ESG goals to ensure that the Company's strategy and goals can promptly respond to changes in the external environment and business development.


小鹏

Directory About This Report Message from the Board of Directors CEO's Letter XPENG's Sustainable Development About XPENG Sustainability Management 01 Solid and Efficient Governance 02 Quality Products Delivery 03 Low Carbon Drives the Future 04 Collaborative Pursuit of Sustainable Prosperity 05 Appendix XPENG Motor 2024 ESG Report 5

CEO's Letter

Making "Technology + Sustainability" the Compass for Steady and Far-reaching Enterprise Development

Year 2024 marks the tenth year since XPENG's founding, a year of challenge and self-achieving. What drew the most external attention was our sales rebound: after nearly a full year of struggling through tough times, the Company saw a strong upturn in the fourth quarter, and then returning to the forefront this year. What every XPENG employee felt most profoundly was the return of momentum. This upward energy stems from the trust of over 650,000 global vehicle owners, the support of industry partners, and our shared belief in a greener, smarter future. **As a company rooted in smart energy vehicles, XPENG understands that embedding "technology for all" and "sustainability" into our DNA is the path to enduring success.**

Advancing Safe and Accessible Smart Driving, Pioneering the Future of Mobility

From day one, XPENG has adhered to the value of "technology equality," striving to make **smart mobility technologies safe and accessible** to all. A decade of innovation has made us a pioneer in AI-powered mobility: we were among the first globally to mass-produce end-to-end AI smart driving systems.

This Chinese New Year, one XPENG owner drove over 2,000 kilometers across multiple provinces for family visits and travel. "It was XPENG's smart driving features," they shared, "that made the journey safe, effortless, and enjoyable."

To extend this freedom to more users, we've introduced premium smart driving to the CNY 100,000–150,000 Class A vehicle market—a first in the industry. Through global expansion, we are also bringing advanced smart driving experiences to global. This year, our Turing AI Smart Driving system officially began global adaptation, putting XPENG on track to become the first Chinese automaker to deploy advanced autonomous driving internationally.

Behind a safe and enjoyable driving experience lies the conscientious and responsible application of technologies such as artificial intelligence. To date, XPENG has invested over CNY 50 billion in R&D and manufacturing of smart vehicles, securing more than 3,000 patents in key areas such as autonomous driving, intelligent connectivity, vehicle platforms, and powertrains. We remain committed to advancing hardware, chips, software, algorithms, and computing power in the future.

History shows that mobility tools—from walking to horse carriages, from land vehicles to interstellar travel—have accelerated human civilization. Facing the future, we're confident smart driving will continue transforming how we live and move. A necessary condition for realizing this vision is ensuring that everyone benefits from technological innovation.

From a Vehicle's Green Lifecycle to an Organization's Sustainable Development

As a responsible tech company, XPENG not only focuses on individual user experiences but also cares for the well-being of humanity as a whole. We pursue not only profit growth but also harmonious coexistence between the enterprise and the environment.

XPENG conducts carbon footprint assessments for all its vehicle models annually, covering raw materials, production, and usage. Compared to traditional fuel-powered vehicles, the cumulative CO_2 emissions reduced by XPENG's produced EVs in 2024 exceeded 3.11 million tons over their lifecycle. It can be said that every green trip taken by an XPENG owner contributes to carbon neutrality.

Our pursuit of green products begins at the design stage. For example, in vehicle body manufacturing, we pioneered the use of heat-treatment-free aluminum alloy integrated die-casting technology, which not only significantly improves vehicle safety and ride comfort but also enhances aluminum material efficiency. At the same time, we extensively use eco-friendly and recyclable materials to ensure environmental sustainability and human safety.

To address energy consumption, we have adopted numerous "green technologies," such as involving aerodynamic experts early in the styling selection process to ensure a green foundation from the creative phase. Another example is our integrated solution covering both "human driving" and "smart driving" to improve range under given energy consumption, including Eagle-Eye Vision Smart Driving for precise driving control, and Intelligent Thermal Management System for precise temperature regulation.

XPENG's understanding of sustainability goes beyond environmental protection. Over the past decade, if green and smart technology have been the company's two wings, talent and organization have been its body and foundation for growth. By the end of 2024, XPENG had over 15,000 full-time employees, and in 2025, we will recruit more than 6,000 outstanding talents globally, with no age restrictions. In addition to competitive salaries and benefits, we offer scholarships to encourage employees to pursue further education. This year, XPENG's new global headquarters will officially open, providing employees with an even better working environment.

Beyond upward growth, XPENG is equally committed to positive social contributions. We were the first among China's new automakers to establish a charitable foundation, supporting youth education, ecological conservation, disaster relief, poverty alleviation, and community development. Over the past three years, we have organized more than 2,000 science education events nationwide, involving over 1,200 employee and vehicle owner volunteers. We believe that as technologies like AI mature, XPENG's goodwill will further amplify across more fields.

Ten years ago, at its founding, XPENG set an aspiration to be an "explorer of future mobility." Having faced challenges, we are now even more committed to our mission of "**becoming a smart technology company trusted and loved by users worldwide**." I have also set a personal goal to "create an even greater technology company." In an increasingly competitive global landscape, facing a future of both risks and opportunities, **XPENG's compass must point unwaveringly to "technology" and "sustainability"—the only path to becoming a great enterprise, and our inevitable choice**.

He Xiaopeng
Chairman and CEO of XPENG

Directory | About This Report | Message from the Board of Directors | CEO's Letter | XPENG's Sustainable Development | About XPENG | Sustainability Management | 01 Solid and Efficient Governance | 02 Quality Products Delivery | 03 Low Carbon Drives the Future | 04 Collaborative Pursuit of Sustainable Prosperity | 05 Appendix
XPENG Motor 2024 ESG Report 6

XPENG's Sustainable Development

Mission | To become a smart technology company trusted and loved by users worldwide

Brand Concept | Explorer of future mobility

Sustainable Development Governance | Formed "Board of Directors—ESG Steering Committee—ESG Working Group & E/S/G Communication Matrix Group" three-level sustainable development governance structure, effectively enhancing internal ESG management capabilities

	Governance	Product	Environment	Social
Sustainable Development Focus Areas	Corporate Governance, Business Ethics, Risk and Crisis Management	Product Quality and Safety, Green Technology and Products, Technological Innovation and Intellectual Property, Customer Service and Satisfaction, Consumer Information Security an Privacy Rights.	Climate Change Response, Emissions Management, Water Resource Management, Resource Use Efficiency, Emissions Management	Labor Management, Occupational Health and Safety, Employee Training and Development, Diversity and Equal Opportunities, Supply Chain Management, Community Engagement and Public Welfare
SDGs	16	9, 11, 12, 16, 17	6, 7, 11, 12, 13, 15	1, 2, 3, 4, 5, 8, 10, 17
Annual Key Initiatives	• Compliance Awareness: Conducted 68 compliance training sessions to strengthen the legal and regulatory compliance consciousness among all employees. • Governance Enhancement: The proportion of independent non-executive directors is 60%, improving governance standards. • Integrity Management: Anti-corruption training exceeded 7,780 hours, with 27,376 employee participations, promoting a culture of integrity.	• Product Quality: XPENG has obtained ISO 9001 quality management system certification, with no vehicle recall incidents occurring throughout the year, ensuring product quality. • Quality Initiatives: Conducted 9 major quality improvement initiatives throughout the year, covering 426 suppliers, to build a high-quality supply chain. • Product Safety: 2 models received a 5-star safety rating from C-NCAP, 3 models received a 5-star safety rating from EURO NCAP, and 1 model received a 5-star safety rating from A NCAP. XPENG is firmly upholding safety standards. • Technological Innovation: Launched the XPENG AI system, including AI cars, AI robots, and Flying Car, innovating mobility solutions. • R&D Capabilities: Invested CNY 6,456.7 million in product and technology R&D, with R&D personnel accounting for 40.4% of the workforce, and obtained 574 new authorized patents. • Information Security: Successfully renewed ISO 27001 Information Security Management System and ISO 27701 Privacy Information Management System certifications. No information security breaches, or other cybersecurity incidents occurred throughout the year, fulfilling XPENG's data and information security responsibilities. • Customer Service: By 2024,XPENG has 1,920 self-operated charging stations, covering over 420 cities. Customer satisfaction reached 96.3%, demonstrating our commitment to serving customers with care.	• Clean Energy Usage: Annual clean energy consumption reached 25,718 MWh, with photovoltaic power generation reaching 43,544 MWh. • Low-Carbon Products: Compared to traditional fuel vehicles, the electric vehicles produced throughout the year can reduce greenhouse gas emissions by over 3.11 million tons over their entire lifecycle. • Green Manufacturing: XPENG has been selected into the Green Manufacturing List by the Ministry of Industry and Information Technology and awarded the title of "National Green Supply Chain Management Enterprise." • Boosting the Circular Economy: Established a comprehensive end-to-end recycling management process for recycling used power batteries, promoting the resource utilization of waste.	• Equal Rights: The number of employees with disabilities reached 102, promoting an equal working environment. • Employee Empowerment: The proportion of employees received training was 99.1%, with an average training duration of 15.9 hours per person, supporting employee self-growth. • Promoting Employment: Awarded 5 employer recognition awards related to talent. • Responsible Supply Chain: 100% of the suppliers signed our Suppliers' Integrity Commitment Letter, ensuring the integrity and transparency of the supply chain. • Public Welfare and Charity: Cumulative donation of CNY 12.95 million has been made to the XPENG Public Welfare Foundation over the past three years, supporting public welfare projects such as education, environmental protection, and community development. • Community Influence: Established the XPENG Volunteer Service Task Force in collaboration with employees and XPENG owners, with nearly 1,200 registered volunteers and a cumulative service time exceeding 18,000 hours, fostering a harmonious community.
Corresponding Chapters	Solid and Efficient Governance	Quality Products Delivery	Low Carbon Drives the Future	Collaborative Pursuit of Sustainable Prosperity

Years Ended December 31,
(in millions)	2023	2022
Gross unrecognized tax benefits at beginning of year	$—	$—

Increases in tax position for prior years	—	—

Decreases in tax position for prior years	—	—
Gross unrecognized tax benefits at end of year	$—	$—

Directory About This Report Message from the B ard f Direct rs CE ‘s Letter XPENG’s Sustainable Devel pment About XPENG Sustainability Management 01 S lid and Efficient G vernance 02 Quality Pr ducts Delivery 03 L w Carb n Drives the Future 04 C llab rative Pursuit f Sustainable Pr sperity 05 Appendix XPENG M t r 2024 ESG Report 7 About XPENG F unded in 2015 and headquartered in Guangzh u, Guangd ng Pr vince, China, XPeng Inc. By the end f 2024, the C mpany has established six R&D centers, which reside in Beijing, XPENG is a techn l gy c mpany f cusing n the future f m bility and dedicated t designing, Áâ™ŘŔ devel ping, manufacturing and marketing smart electric vehicles. The C mpany’s missi n t advance the independent research and devel pment f full-stack intelligent assistance is t bec me a smart techn l gy c mpany trusted and l ved by users w rldwide. With systems and in-car intelligent perating systems. The C mpany has made significant c ntinu us investment in its full-stack in-h use R&D, XPENG actively builds up its c re pr gress in intelligent assisted driving techn l gy, launching a new generati n f intelligent ,Á¨«Á,ŗ driving systems that further enhance user experience. XPENG is c mmitted t pr m ting the large-scale ad pti n f smart electric vehicles and relevant techn l gies, striving t bec me the preferred smart electric vehicle brand f r Chinese c nsumers. XPENG Hist ry 2015 2018 2020 2022 2024 Chengxing Zhid ng f unded. Entered int ur Series B, Series B1, and Series B2 financing ¨™ŔNĕ‘ŗ 2017 2019 2021 2023 Entered int ur Series A, Series A1, and Series A2 Entere d int ur Series C f inan cin g Listed n the St ck Exchange f H ng K ng Limited (HKEx) (st ck !ÇÔŔ™•ŔŘßÔ, financing arrangements. arrangements. c de: 9868). Achieved the highest MSCI ESG Rating f AAA Ĕŗ cust mers.

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XPENG Motor 2024 ESG Report
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XPENG's Honors

Guangzhou Xiaopeng Motors Technology Co., Ltd.
National Green Supply Chain Management Enterprise
Ministry of Industry and Information Technology of the People's Republic of China

Zhaoqing Xiaopeng Motors Co., Ltd.
National Green Factory, National Pilot Demonstration Project for Intelligent Manufacturing
Ministry of Industry and Information Technology of the People's Republic of China

Guangzhou Xiaopeng Motors Technology Co., Ltd.
2024 "Science and Technology Progress Award" by the China Society of Automotive Engineers
China Society of Automotive Engineers

XPeng Inc.
2024 MSCI ESG Global Highest "AAA" Rating
MSCI

XPeng Inc.
2024 S&P Global Corporate Sustainability Assessment "Best Progressive Company"
Two consecutive years in the "Sustainability Yearbook (China Edition)"
S&P Global

Guangzhou Xiaopeng Motors Technology Co., Ltd.
2024 "Five-Star Enterprise" in Automotive Industry Carbon Management
China Automotive Technology and Research Center

Guangdong Xiaopeng Motors Technology Co., Ltd.
Top 500 Chinese Private Enterprises, Top 500 Chinese Manufacturing Enterprises
All-China Federation of Industry and Commerce, China Enterprise Confederation

Guangzhou Zhipeng Manufacturing Co., Ltd.*
2024 Guangdong Innovative Small and Medium-sized Enterprises, Guangdong Specialized, Refining, Unique and Innovative Small and Medium-sized Enterprises
Guangdong Provincial Department of Industry and Information Technology

XPeng Public Welfare Foundation
AAAA Rating in Guangzhou Social Organization Evaluation
Guangzhou Department of Civil Affairs

XPeng Public Welfare Foundation
Annual Science Popularization Unit
China Society of Automotive Engineers

Guangzhou Xiaopeng Motors Technology Co., Ltd.
2024 China Automotive Quality Award
China Automotive Quality Ceremony

XPENG Motors
Top 50 Chinese Technology Companies, Top 500 Chinese Companies
"Fortune" Magazine List

Directory About This Report Message from the Board of Directors CEO's Letter XPENG's Sustainable Development About XPENG Sustainability Management 01 Solid and Efficient Governance 02 Quality Products Delivery 03 Low Carbon Drives the Future 04 Collaborative Pursuit of Sustainable Prosperity 05 Appendix XPENG Motor 2024 ESG Report 9

Products



XPENG X9
2024 Horizon Cup 6th "World's Top 10 Intelligent Vehicles"
Automotive Evaluation Research Institute



XPENG X9
2024 Red Dot Product Design Award
German Design Association



XPENG X9
4th World's Top 10 Electric Drive Systems
Automotive Evaluation Research Institute



XPENG X9
2024 "China Heart" Top 10 New Energy Vehicle Powertrain Systems
Auto and Sports Magazine



XPENG X9
"2024 China Top 10 Bodywork Selection" Top 10 Bodywork Award
China Automotive Technology and Research Center Co., Ltd.



XPENG X9
"2024 China Top 10 Bodywork Selection" Best Craftsmanship Award
Jointly organized by China Automotive Technology and Research Center Co., Ltd., China Iron and Steel Research Institute Group, and Hunan University



XPENG X9
China's First Intelligent Driving Function Certification under Complex Weather Conditions
China Automotive Technology and Research Center Co., Ltd.



XPENG MONA MO3
12th Xuanyuan Awards "Car of the Year"
XY Academy



XPENG MONA MO3
2024 NiuJiaoJian Awards "Best Long-Range Model of the Year"
Ludashi



XPENG MONA MO3
2024 Weibo Annual Pure Electric Vehicle Award
Sina Weibo



XPENG MONA MO3
2024 Automotive Industry Summit Award "Best Model of the Year"
IAQSA (International Automotive Quality Standardization Association)



XPENG P7+
2024 TMT Media Annual Automotive Technology List "Annual Intelligent Model"
TMT Media

Directory About This Report Message from the Board of Directors CEO's Letter XPENG's Sustainable Development About XPENG Sustainability Management 01 Solid and Efficient Governance 02 Quality Products Delivery 03 Low Carbon Drives the Future 04 Collaborative Pursuit of Sustainable Prosperity 05 Appendix XPENG Motor 2024 ESG Report 10

Products



XPENG P7+
2024 NetEase Annual New Car Review List "Annual Technology Pioneer Sedan"
NetEase



XPENG P7i
2024 Auto Home New Energy Super Test "Multiple Firsts in Global Multi-Temperature Range Endurance Test of 60 Vehicles"
Auto Home



XPENG P7i
"2024 Car Life Automotive List" "Best Intelligent Driving Award"
Car Life Media Cluster



XPENG G9
2023 Charging Speed Champion
Norwegian Automobile Federation



XPENG G9
2023 Automotive OTA Oscar "Golden O Award"
Dongchedi



XPENG G6
Five-Star Intelligent Vehicle
China Automotive Technology and Research Center Co., Ltd.



XPENG G6
2024 "Technology Leader of the Year"
Denmark AUTO AWARDS



XPENG G6
Navigation Intelligent Driving NP Evaluation G+ (Excellent)
China Automotive Technology and Research Center Co., Ltd.



XPENG G6
2024 NO.1 Intelligent Electric SUV
Hong Kong Sing Tao Daily "Cockpit"

Directory About This Report Message from the Board of Directors CEO's Letter XPENG's Sustainable Development About XPENG Sustainability Management 01 Solid and Efficient Governance 02 Quality Products Delivery 03 Low Carbon Drives the Future 04 Collaborative Pursuit of Sustainable Prosperity 05 Appendix XPENG Motor 2024 ESG Report 11

Employees



2024 Extraordinary Employer

Liepin


2024
FUTURE AWARDS
小鹏汽车

2024 Most Preferred Employer for Tech Talent in South China

Nowcoder


最爱雇主
小鹏汽车

2024 Favorite Employer

Shi Xi Seng



2024 Max "Worth Going" Annual Outstanding Employer

Liepin



2024 Guangzhou Best Employer

Alliance

Directory | About This Report | Message from the Board of Directors | CEO's Letter | XPENG's Sustainable Development | About XPENG | Sustainability Management | 01 Solid and Efficient Governance | 02 Quality Products Delivery | 03 Low Carbon Drives the Future | 04 Collaborative Pursuit of Sustainable Prosperity | 05 Appendix
XPENG Motor 2024 ESG Report 12

Sustainability Management

XPENG is committed to integrating sustainable development principles into its corporate strategy and governance, continuously optimizing its sustainable development governance structure, actively engaging with stakeholders, and identifying key ESG (Environmental, Social, and Governance) issues to strengthen the foundation of sustainable development governance, thereby creating long-term value for society.

Governance Structure for Sustainable Development

XPENG continues to refine its top-level ESG governance design, establishing a Board-led sustainable development governance framework. This framework clarifies responsibilities at all levels, integrates ESG strategic decision-making, management, and execution processes, and continuously enhances the company's sustainable development management capabilities.


Board of Directors
ESG Steering Committee
Chairperson: Vice Chairman/Co-President
Members: PICs of various departments
ESG Working Group
Team Leader: Secretary of the Board / Vice President
Team Members:
ESG Coordination Group + Liaison Representatives from Relevant Departments
Environmental
Coordinating green operations, responding to environmental regulations, green finance and other related matters
PICs of all related departments
Social
Coordinating XPENG Public Welfare Foundation, employee growth and care, and other related social issues
PICs of all related departments
Governance
Coordinating governance structure, compliance, risk management and other related governance issues
PICs of all related departments
Stakeholder Communication (IR, GR, PR, Public Welfare)
Coordinate ESG-related stakeholder communication matters
PICs of all related departments

	Composition	Responsibilities
Board of Directors	Members of the Board	• Assumes overall responsibility for ESG work and oversees the Company's ESG direction and strategy; • Identify, assess and manage any significant ESG risks in Company's business; • Regularly meet and receive reports from the ESG Steering Committee and other relevant management teams; • In charge of reviewing and approving the Company's Sustainability Report and other ESG Management policies; • Review and sign off on materiality assessment results; • Oversee information security activities.
ESG Steering Committee	Led by the President of the Company, along with senior management of core divisions	• Formulate the Company's ESG vision, goals, strategies, policies, etc.; • Design and optimize the ESG management organizational structure, authorizing the ESG Working Group to develop systems and improve processes; • Monitor the implementation of the Company's ESG strategy, review the progress towards the ESG goals, and provide advice regarding ESG performance; • Assess ESG related impacts, risks and opportunities, providing reports on ESG progress and relevant advices to the Board on a yearly basis; • Review the Company's ESG reports and other ESG related information disclosures.
ESG Working Group	Led by high and mid-level management of core departments	• Responsible for the daily execution of ESG strategies set forth by the Board and the ESG Steering Committee; • Establish and improve the ESG management system, develop ESG management policies, and operational procedures; • Coordinate and collaborate with departments under the ESG Steering Committee, regularly organize cross-departmental meetings and work exchange activities; • Conduct specialized research and business projects based on risks and opportunities identified by the ESG Steering Committee, and report ESG achievements in a timely manner; • Preparing ESG reports, and assisting the ESG Steering Committee in carrying out supervision and assessment.

Directory | About This Report | Message from the Board of Directors | CEO's Letter | XPENG's Sustainable Development | About XPENG | Sustainability Management | 01 Solid and Efficient Governance | 02 Quality Products Delivery | 03 Low Carbon Drives the Future | 04 Collaborative Pursuit of Sustainable Prosperity | 05 Appendix
XPENG Motor 2024 ESG Report
13

Stakeholder Engagement

XPENG considers stakeholder concerns as a critical basis for formulating strategies, identifying significant risks and opportunities. We have established a comprehensive sustainable development communication mechanism and diversified communication channels to gain an in-depth understanding of stakeholder expectations. By collaborating with all stakeholders to participate in corporate governance, we aim to jointly create and share sustainable value.

XPENG



Stakeholders	Key Concerns	Communication Methods
Government and regulatory authorities	•Compliant operations •Tax compliance •Energy saving and emission reduction	•Government-enterprise symposium •Information filing
Customers	•Product quality •Service experience •Information Security and Privacy Protection	•Online promotion •Offline exhibitions and promotional activities •WeChat public account •Product launch •Market research •Customer satisfaction survey
Employees	•Legitimate rights and interests •Compensation and benefits •Training and Education •Occupational Health and Safety •Diversity and equal opportunities	•Townhall meeting •Employee training •Internal and external websites
Investors	•Corporate Governance •Return on investment •Risk management •Transparent disclosure	•General Meeting of Shareholders •Roadshow •Regular information disclosure •Email and phone inquiries
Partners	•Supply chain management •Cost Control •Fair competition	•On-site investigation •Supplier meetings and audits •Supplier Contracts and Agreements •Supplier training
Community	•Rural revitalization •Assistance for disadvantaged groups •Environmental protection	•Participating in community projects •Social welfare activities
Media and NGOs	•Information disclosure •Media interaction •Contributions to NGOs •Impact on sustainable development	•Press conference •Media briefings

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Materiality Assessment

We value the expectations and concerns of our stakeholders, regularly conduct stakeholder surveys, identify material issues, and prioritize them to form a materiality matrix. Through materiality analysis, we clarify the direction of sustainable development management actions and continuously improve our ESG governance level.

XPENG's materiality assessment Identification and Analysis Process

XPENG

01
Identifying the Material Issues

- Based on the original list of important issues, we identify and classify material issues for the reported year and build a database based on the following five aspects: national policies, company development plans, ESG disclosure standards, ESG rating indicators for the capital market, and peer issue bench-marking.

02
Stakeholder Communications

- Feedback is gathered from Directors, management, employees, customers, investors, partners, media, the public and other stakeholders in daily operation regarding XPENG's sustainable development as the basis for screening material issues.
- Multiple directors filled out materiality analysis questionnaires to provide feedback on the issues and suggestions related to ESG management.

03
Materiality Assessment and Review

- Analyze the results of the materiality issue survey and determine the weighting of each stakeholder group.
- Rank the importance of issues from the two dimensions of "importance to enterprise development" and "importance to stakeholders" to form a materiality mapping matrix.
- The Board of Directors participates in the supervision and review of material issues , and the company's management and external professionals review the selection results of issues.

03
Materiality Disclosure

- We develop and implement action plans for material issues, such as product quality and safety, climate change and business ethics, and disclose progress on these actions.


Importance to Stakeholders
Product Quality and Safety
Customer Service and Satisfaction
Occupational Health and Safety
Corporate Governance
Green Technology and Products
Climate Change
Supply Chain Management
Emissions management
Labor Management
Information Security and Privacy Protection
Resource Use Efficiency
Employee Training and Development
Business Ethics
Technological Innovation and Intellectual Property Rights
Risk and Crisis Management
Diversity and Equal Opportunity
Corporate Citizenship and Philanthropy
Biodiversity Protection
Water Resource Management
Importance to business development
Core Issues
Very Important Issues
Important Issues
Environment
Governance
Social
XPENG's 2024 ESG Report Materiality Matrix

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01

Solid and Efficient Governance

Compliance governance is a critical factor in ensuring the sustainable development of an enterprise, founding for its long-term and stable growth. XPENG strictly adheres to lawful and compliant operations, implements effective risk management and internal controls, upholds business ethics and anti-corruption principles, and safeguards information security and customer privacy in its long-standing corporate governance practices. These efforts provide a strong safeguard for the company's sustainable development.

7,780 hours
Anti-corruption training hours

68 sessions
compliance awareness training sessions

SDGs response of this chapter


16 PEACE, JUSTICE AND STRONG INSTITUTIONS

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XPENG Motor 2024 ESG Report 16

1.1 Compliant Management

XPENG strictly follows the Company Law of the People's Republic of China, the New York Stock Exchange Listed Company Manual, the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited, and other laws, regulations, and guidelines. We continuously improve our corporate governance system, establishing a clear, responsible, and inclusive governance structure to ensure scientific and rational decision-making and to maintain efficient and compliant corporate governance.

XPENG

1.1.1 Corporate Governance Structure

A scientific and rational governance structure is key to achieving sustainable development and guarding against potential risks. The General Meeting of Shareholders acts as the Company's highest decision-making body, which exercise its decision-making rights on the Company's material matters such as business strategies and policies, financing, investment and profit distribution in accordance with relevant laws and regulations, as well as the Company's Articles of Association. The Board is accountable to the General Meeting of Shareholders and exercises the rights of overseeing and managing the Company's development strategies and business operations in accordance with relevant laws and regulations. Furthermore, the Board is responsible for decision-making on operating principles and investment plans, supervision and advisory for management to develop and fine-tune policies and procedures, strengthening decision-making mechanisms, standardizing operational processes, implementing stringent approval processes, building and enhancing a modern and effective organizational structure, and improving efficiency and effectiveness of investment decisions. The Board has established four specialized committees: the Audit Committee, the Compensation Committee, the Nomination Committee, and the Corporate Governance Committee, each chaired by an independent director. These committees have clearly defined functions to continuously promote the company's long-term and stable development.


General Meeting of Shareholders
Audit Committee
Compensation Committee
ESG Steering Committee
Board of Directors
Nomination Committee
Corporate Governance Committee
Sales Service
Legal Compliance
Internal Control
Capital Markets and Investment
R&D
Product Manufacturing and Production
Finance
Supply Chain
Brand and Publicity
Technology Information
Human Resources
Administrative Management

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1.1.2 Compliance Operations

XPENG adheres to the principle of integrity in its business operations, strictly complies with applicable national and regional laws and regulations, and continuously improves its compliance risk and legal risk prevention systems by referencing international standards and initiatives. Additionally, XPENG is committed to building a robust and transparent operational environment to ensure compliance and sustainability during its rapid development.

XPENG


XPENG P7+ LAUNCH EVENT

Compliance Training

To standardize the process of risk identification and assessment, and to enhance the compliance awareness among management and employees, XPENG had conducted a total of 68 compliance training sessions for employees by the end of 2024. The training was tailored to meet the actual needs of different departments and relevant personnel, covering topics such as intellectual property protection, customer privacy protection, information security, as well as updates and cutting-edge developments in laws and regulations.

68 sessions

Number of compliance awareness training sessions

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1.1.3 Investor Rights

XPENG complies with the regulations for listed companies to ensure fair treatment to all shareholders. The Company has established internal controls to prevent insider trading and conflicts of interest. The company has developed a clear investor communication strategy to guarantee standardized information dissemination.

At the General Meeting of Shareholders held on June 28, 2024, shareholders directly involved in major company decisions. We have strengthened investor relations management by regularly releasing financial reports and business updates, as well as organizing investor communication events. Additionally, we have established an investor relations website to provide company news, financial data, and other relevant information, and have set up a feedback email to collect shareholder opinions, ensuring timely and accurate information disclosure and helping investors in understanding the Company's operations and performance.

XPENG



1.1.4 Responsibilities of the Board

The Board regularly reviews the effectiveness of the Company's internal control system in compliance with relevant listing rules and requirements and applicable laws and regulations to protect shareholder's interests. The Company's senior management team is responsible for the Company's operational activities, including executing Board resolutions, planning annual business plans and investment proposals, formulating detailed company policies, and fulfilling other duties assigned by the Company's Articles of Association or the Board. To ensure operational standardization, we have established a comprehensive set of strategies, systems, and processes covering key areas such as R&D, procurement, production, sales, human resources, finance, etc.

Independence of the Board

By the close of 2024, the Company's Board included three independent Non-Executive Directors (INEDs), representing 60% of the Board membership. The Company complies with the independence requirements set out in Listing Rules of the Hong Kong Stock Exchange and the U.S. Securities and Exchange Commission (SEC) regulations. In accordance with Rule 3.13 of the Hong Kong Listing Rules, each INED is required to confirm their independence annually by responding to an independence confirmation letter after the fiscal year-end. The independence confirmation status is disclosed in the annual report. In 2024, the company convened four Board meetings, with a 100% attendance rate among all Directors.

Board Diversity

The Company has applied the Board Diversity Policy, which considers the Company's business model and specific needs when nominating and appointing Board members. The policy emphasizes diversity across various dimensions, including but not limited to gender, age, cultural and educational background, and industry experience, to meet the diverse skills and experiences required for business development. As of the end of the reporting period, the Board consists of one female Director. Board members bring industry experience in internet technology and services, smart vehicle R&D and manufacturing, strategic investments, and more. Among them, two INEDs have experience in internet and e-commerce, while one INED and one Non-Executive Director have expertise in technology and information security. Additionally, two INEDs and one non-Executive Director have extensive experience in risk management. The Company continuously evaluates and monitors opportunities to improve Board diversity to enhance corporate governance standards.

Director Compensation Management

Compensation for Directors and senior management includes Director's emoluments, base salary, housing provident fund, allowances, in-kind benefits, employer contributions to retirement benefit plans, and discretionary bonuses. The compensation package also includes a long-term incentive plan, namely the 2019 Equity Incentive Plan (for more details, please refer to the annual report). To ensure the fairness and effectiveness of the equity incentive plan, a clawback mechanism has been incorporated. If a grantee's position or employment with the Company is terminated for Cause, all unvested or vested restricted stock units under their name will be canceled. This mechanism ensures the stability of the equity incentive plan and promotes robust and sustainable corporate governance.

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1.2 Risk Management

The Company refers to the internal control framework of the COSO (the Committee of Sponsoring Organizations of the Treadway Commission) and the Sarbanes-Oxley Act Section 404 to establish its corporate-level risk management framework and related risk management policies to comprehensively manage operational risks. The Company established a series of processes including risk identification, risk assessment, risk response, problem-solving, debriefing review, follow-up control and checks to manage various risks, realizing closed-loop risk management.

We have implemented financial incentive measures tied to risk management indicators for senior executives and direct managers to strengthen the implementation of various risk management measures. Based on internal audit results, we hold accountable those who fail in their duties and urge them to rectify issues promptly.

XPENG

1.2.1 Risk Identification

In 2024, the Company identified major risks such as R&D risk, market competition risk and capital risk based on national policies and market environment changes, its own operations and the concerns of various stakeholders. The Company conducts scenario analysis, sensitivity analysis and stress tests on financials and businesses with significant risks, evaluates the possible financial and business impacts under general, most unfavorable and best-case scenarios, as well as conducts risk prevention and risk management assessments and formulates alternative plans. In view of the possible internal and external risks, the Company will timely give risk warning or early warning, and regularly reflects and improves the Company's risk management model and internal control processes. Additionally, XPENG conducts risk analysis on a project basis, regularly identifying risks in line with strategic goals and operational changes. This year, the Company identified risks related to the scope of valve point control and deliverable integrity in the R&D process, as well as risks in brand selection and rental pricing during investment attraction processes.

XPENG establishes a long-term financial model, predicts possible future financial situations, and conducts sensitivity tests on major business assumptions/risks, market assumptions/risks, and financial assumptions/risks, analyzing their impact on the business, including but not limited to product sales volume, raw material costs, number of stores and charging stations, risk-free interest rates, loan interest rates, exchange rate risks, industry competition and talent market competition.

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1.2.2 Risk Management and Monitoring

The Company continues to advance risk control efforts, closely monitoring the effectiveness of risk management and internal controls. The Board is responsible for establishing and maintaining a sound and effective risk management and internal control system. The Audit Committee, on behalf of the Board, reviews the development, implementation, and supervision of risk management and internal control systems quarterly and evaluates their effectiveness annually. The Company conducts internal control management audits and special audits quarterly, covering all business areas such as sales, supply chain management, and R&D. High-risk business units undergo special audits, with audit plans and investigations based on risk assessments and whistleblower reports. Identified risks and control deficiencies are addressed with corrective measures, ensuring the effective operation of the internal risk management system. Additionally, the Company conducts annual SOX external audits, referencing external frameworks such as COSO's Internal Control—Integrated Framework and the Hong Kong Stock Exchange's Corporate Governance Code. Both internal and external assessments of control effectiveness are performed. In 2024, the Company achieved full coverage of business audits.

To ensure the effectiveness of the risk management and internal control systems, the Company established the "three lines of defense" model of internal monitoring in combination with the actual situation of the Company.

The first line of defense

The first line of defense is mainly composed of the Company's business and functional departments in charge of daily operations and management. These departments design and implement relevant control measures and risk responses.

The second line of defense

The second line of defense is mainly composed of finance, internal control, legal, Quality and Safety Management Center departments, among others. Their key responsibilities are to assist the first line of defense in establishing and improving the risk management and internal control systems, as well as to oversee and ensure its effectiveness.

The third line of defense

The third line of defense is mainly composed of the audit team and the supervision team within the internal control department. The audit team regularly carries out independent evaluations to ensure the effectiveness of the Company's risk management and internal control system. In order to ensure its independence, the audit team reports directly to the Audit Committee. The supervision team regularly assists management in promoting integrity and ethical values to all employees, as well as handling any reports of corruption.

In 2024, the Company carried out work related to the supervision of digital risk control indicators. In the fourth quarter of 2023, we set four digital risk control indicators as pilot projects in the procurement field to manage suppliers, and expanded and optimized the digital risk control indicators in 2024. Additionally, regular risk management training was conducted, with the internal audit department providing internal control training for social recruits.

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1.3 Business Ethics

The Company strictly complies with such laws and regulations as the Anti-Money Laundering Law of the People's Republic of China, the Supervision Law of the People's Republic of China, and the Anti-Unfair Competition Law of the People's Republic of China. The Company also formulates a series of internal systems including the Employee Code of Conduct, the Code of Integrity and the Administrative Measures of Conflict of Interests, specifying the Company's anti-corruption and sanctions policies and emphasizing its code of business conduct and ethics. XPENG adopts a "zero-tolerance" approach to any form of bribery, corruption, extortion, or other unethical behavior.

To ensure the legality, transparency, and integrity of business activities, XPENG clearly defines behaviors such as bribery, kickbacks, improper gains, and money laundering, implementing strict control measures. In addition, the Company's system clarifies the working standards and disciplinary norms of employees, incorporates employee compliance behavior into the performance evaluations, and carries out business ethics-related audits regularly .

The Company incorporates integrity statements and confidentiality clauses into agreements with third-party partners and requires suppliers to sign an Integrity Commitment Letter upon their bid submission. Meanwhile, we include integrity-related clauses into contracts to be signed with suppliers. We immediately stop cooperation with any suppliers that violate the Company's integrity standards and pursue legal remedies for infringement. Additionally, in the "Supplier Sustainability Questionnaire," the Company clearly outlines requirements for suppliers regarding business ethics. In 2024, 100% of our suppliers signed the Integrity Commitment Letter.

XPENG places great emphasis on corporate business ethics. The Audit Committee, which is a subcommittee of the Board of Directors, is responsible for overall supervision and review of matters related to compliance and business ethics, to strictly manage business conduct. The Company continuously strengthens its whistleblowing and reporting systems, providing multiple channels for complaints and reports. Through ongoing integrity training, the Company enhances anti-fraud awareness among employees, fostering a strong ethical culture to achieve sustainable development.

Misconduct Reporting

XPENG places high importance on integrity and fraud risk management, actively establishing and implementing a multi-channel reporting mechanism. The Company has made available multiple misconduct reporting channels, including via email (report_xp@xiaopeng.com), hotline and WeChat, all of which are published on its official website to allow customers, suppliers, media, investors and internal employees to report or leave complaints. While we encourage reporting using real names, we also accept anonymous reporting. We will launch an immediate probe into any submissions that are deemed worthy of investigation. The Company has established a standardized process for handling misconduct complaints, in which the internal control department will arrange designated personnel to conduct an investigation in a timely manner when a misconduct report is received, and a final investigation report will be submitted to the chairman of the Board of Directors for review and decision-making.

The Company strictly adheres to confidentiality principles to the information of whistle-blowers, ensuring only personnel in charge of the reported cases can access relevant information. The lead investigator is responsible for contacting the whistleblower to safeguard information security. In accordance with company policy, any form of retaliation against whistleblowers is strictly prohibited, and legal rights of whistle-blowers are fully protected. If a report meets reward criteria, the sponsor investigator shall apply for the reward being transferred into the "Integrity at XPENG" account or other secure non-personal account from which the money is directly transferred to the informant. Detailed records of all reward payments will be retained and sealed in the case file to ensure the compliance of the entire process..

In 2024, the Company investigated and concluded two cases involving corruption and violations of business ethics. By organizing these concluded cases into cases for sharing and publicly notifying all employees of the results of case handling, we are committed to improving the compliance awareness of all employees. Over the past four fiscal years, there have been 0 fines or settlements related to anti-competitive practices.



Integrity Education

At XPENG, we carry out various ongoing training activities with regard to integrity education, values, code of conduct, and law & regulations to Board members, management, regular employees, outsourced employees, interns and suppliers of the Company.

The Company attaches great importance to the communication of integrity values, and continues to carry out integrity education to the management and all employees, including interns. When new employees are hired, both regular employees and interns are required to participate in code of conduct training to ensure a clear understanding of the Company's values and code of conduct. In addition, the Company and each business department will organize regular or irregular code of conduct training to continuously strengthen the compliance and integrity awareness of all employees.

In 2024, the Company regularly provided anti-corruption training to key departments such as procurement, and carried out online business ethics courses through the "XPENG Class" online learning platform, ensuring comprehensive integrity promotion and eliminating unethical behavior.

7,780+ Hours
Total employee anti-corruption training hours

20 Times
Anti-corruption training sessions

27,376 Participants
Participation in employee anti-corruption training

3 Participants
Board of Directors anti-corruption training participants

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XPENG Motor 2024 ESG Report
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02



Quality Products Delivery

XPENG has always been adhering to be the Explorer of Future Mobility, continuously optimizing its intelligent driving solutions. With the vision and responsibility of being a "leader in smart vehicles," the Company strives to deliver exceptional products and services, driving the transformation of future transportation.

6,456.7 Million CNY
Investment product and technology R&D

40.4%
Percentage of R&D total employees

574 Item
New patents granted

SDGs response of this chapter


9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS

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2.1 Innovation and R&D

With the ongoing brand mission of "becoming a smart technology company trusted and loved by users worldwide." XPENG continues to deepen its expertise in areas such as intelligent driving, interactive experiences and Internet of Everything, driving sustainable development through technological innovation.

XPENG

2.1.1 Innovation System and Strategy

XPENG adheres to a fully in-house R&D strategy, continuously optimizing its product development system to create a diverse product portfolio. By integrating leading software and hardware technologies, the Company drives innovation in autonomous driving, smart connectivity, and core vehicle systems. As in 2024, XPENG's intelligent driving assistance features cover various scenarios, including highways, urban roads, and underground parking lots.

XPENG maintains a leading position in the development of smart electric vehicle technologies and product innovation, consistently increasing R&D investment and expanding into global markets, forming an R&D system that is "leading in China and expanding globally." In 2024, XPENG accelerated its "Global Expansion 2.0" strategy, entering 30 countries and regions by the end of the year. As of the end of 2024, XPENG has already established 6 R&D centers in Guangzhou, Shanghai, Silicon Valley and San Diego. XPENG will remain its initial aspiration of "technology changes the world," leveraging its technology expertise to bring China's intelligent capabilities to the global stage, starting with Europe as the initial foothold.

In 2024, XPENG increased R&D investment in areas such as energy efficiency, reduced energy consumption, extended driving mileage, and optimized battery management for new energy vehicles. Specific focuses include AI chips, intelligent driving, super electric systems, and 5C ultra-charging AI batteries. From an intelligent perspective, the Company initiates forward-looking research in multiple directions, integrating hardware and software. Substantial product innovations have been achieved in key areas such as next-generation smart keys, vehicle-phone connectivity, intelligent chassis, smart optics, multi-modal cabin interaction, and external near-field interaction. In 2025, XPENG plans to invest over CNY 6 billion in technological research and development.

Indicators	2021	2022	2023	2024
R&D Investment (CNY million)	4,114.3	5,214.8	5,276.6	6,456.7
Number of R&D positions	5,271	6,313	5,401	6,200
R&D investment as a percentage of revenue (%)	19.6	19.4	17.2	15.8

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2.1.2 R&D Talent Cultivation

XPENG continues to strengthen its R&D team, building a multi-level, diverse, scalable, and self-reliant international talent pool. The Company's founders and senior management team, composed of seasoned technical experts from various industries, provide solid talent support. In 2024, the Company's R&D team had a total of 6,200 personnel, accounting for 40.4% of the Company's total workforce. Experts made up 37.04% of the R&D team, with 52.86% specializing in autonomous driving and 30.45% in automotive design and manufacturing.

XPENG places great emphasis on incentivizing R&D talent, incorporating R&D achievements into employee performance evaluations and linking them to compensation. The Company has established rewards for intellectual property such as patents and software copyrights, as well as awards for outstanding inventors. Quarterly rankings for patent proposals and inventor scores are published to encourage technological innovation and achievement transformation, fostering a culture of innovation.

XPENG

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2.1.3 Achievements in Technology Innovation

XPENG fully leverages its industry-leading technological advantages, continuously strengthens its technological innovation capabilities, accelerates the implementation of technological achievements, and actively collaborates with industry partners' upstream and downstream enterprises to build a robust ecosystem for technological innovation.

Achievements in Innovation

In November 2024, XPENG hosted the "XPENG AI Tech Day," unveiling the XPENG AI Ecosystem, which includes groundbreaking technologies and achievements in three key areas: AI-powered vehicles, AI robots, and flying cars. The event also marked the debut of the XPENG Kunpeng Super Electric System and the XPENG Turing AI Intelligent Driving System, introducing a new era of mobility for global users.



XPENG

01 AI-Powered Vehicles

For its AI-powered vehicle business, XPENG introduced a series of innovative solutions across three core areas: "three electricity" , intelligent driving, and smart cabin. These include the XPENG Kunpeng Super Electric System, the XPENG Turing AI Intelligent Driving System, and the XPENG Tianji AIOS.



Super Electric System

The XPENG Kunpeng Super Electric System, combining a super range-extending system ("Kun") and a pure electric system ("Peng"), enables "dual-energy capabilities in one vehicle" powered by AI. Built on an 800V high-voltage silicon carbide platform, equipped with a 5C ultracharging AI battery, a hybrid silicon carbide coaxial electric drive, a ultra-quiet range extender, as well as an AI Battery Doctor and AI power functions.

- 5C UltraCharging AI Battery: Capable of charging 1 kilometer in 1 second and reaching 80% charge in 12 minutes[Note]. Each battery is equipped with a battery management chip, known as the "AI Battery Doctor," which effectively extends the battery's lifespan by 30%.
- Hybrid Silicon Carbide Coaxial Electric Drive: Achieves a CLTC efficiency of 93.5%, ranking first in the industry. Its compact design, one-third the size of previous models, ensures fast charging and long-range capabilities globally.
- XPENG's Self-operated S4 and S5 Ultra-Fast Charging Stations: XPENG's officially operated ultra-fast charging stations, located in urban core business districts and along highways, provide ultra-rapid and intelligent charging services. Equipped with high-power S4 and S5 liquid-cooled charging piles, these stations deliver a maximum charging power of 480kW / 800kW. They support a range of convenient features, including plug-and-charge, scheduled charging, time-limited free parking, and reservation-based charging.

Note: The data is sourced from XPENG Labs, and represents the fast-charging time from 10% to 80% SOC (State of Charge) tested on designated vehicle models.

AI Intelligent Driving System

We have upgraded our autonomous driving brand to "XPENG Turing AI Intelligent Driving," a system centered around AI large models. It encompasses self-developed cloud and vehicle-based large models, AI chips designed for large model development, and the underlying architecture.

- Cloud-Side Large Model: With 80 times the parameters of the vehicle-side model, it significantly enhances the capabilities of the vehicle-side model.
- Vehicle-Side Model: Distilled from the cloud-side model, it significantly enhances the capabilities of the vehicle-side model..
- Turing AI Chip: The world's first chip applicable to AI-Powered Vehicles, AI robots, and flying cars, which is the brain of AI cars.

AIOS Smart Cabin System

We have launched the XPENG Tianji AIOS with advantages such as local operation, real-time perception, real-time dialogue, and autonomous thinking. It supports global multi-language compatibility and full ecosystem connectivity, driving advanced features like AI audio, AI Kunpeng Power, AI Battery Doctor, and AI Chassis.

- AI Voice Assistant Xiao P: The AI voice assistant, Xiao P, boasts industry-leading internet connectivity, providing users with real-time online search and summarization to deliver up-to-date, firsthand information.

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02 AI Robots

XPENG unveiled the humanoid AI robot "Iron," featuring 62 active degrees of freedom and industry-leading linear and rotary actuators (harmonic joint modules). Capable of natural walking, object handling, and screwdriving, Iron is designed for future deployment in sales outlets, offices, and homes, seamlessly integrating into human life.


AI机器人

03 Flying Cars

XPENG's ground-air integrated flying vehicle features an industry-first single-lever control system,significantly reducing the learning curve— enabling users to "master flight in 5 minutes and become experts in 3 hours."





Case Study: Smart Cabin Ecosystem

XPENG's smart cabin continuously enriches the in-car ecosystem through multiple avenues such as audio-visual entertainment, a self-developed browser, and vehicle-phone connectivity, providing users with a smarter, safer, and more entertaining experience. The smart cabin is compatible with over 30 commonly used apps, enabling one-click connectivity between smartphones and the car's system. Additionally, users can customize full-screen or split-screen modes based on their usage scenarios, further enhancing convenience and personalization.


360
NGP
OS

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2.1.4 Intellectual Property Protection

XPENG complies with laws and regulations such as the Patent Law of the People's Republic of China, the Trademark Law of the People's Republic of China, and the Copyright Law of the People's Republic of China. The Company continuously improves its intellectual property management framework and has issued the "Rules and Policy for Intellectual Property Protection" and " Measures for Management of Intellectual Property Work", "Measures for Management of Patent Work" and other company policies, strengthening the protection of the Company's trademarks, patents, copyrights and other intellectual property rights. The Company has established a robust intellectual property governance framework, with the Legal Department responsible for intellectual property management. Under this department, an Intellectual Property Group is tasked with advancing the application and layout of patents, trademarks, and copyrights, conducting infringement risk assessments, and handling rights protection and infringement disputes. This group collaborates with R&D, branding, and other departments to jointly promote intellectual property protection. Additionally, the Company requires employees to fully sign "Confidentiality and Non-Competition Agreements" and "Intellectual Property Ownership Agreements" to protect trade secrets.

In 2024, XPENG obtained 574 new patents in key technological fields such as autonomous driving, intelligent connectivity, vehicle development, and battery, motor and electrical control systems, accumulatively obtained a total of 3,263 patents.

In 2024, XPENG

574 Item
Obtained patents

22 Item
Obtained copyrights

152 Item
Obtained trademarks

XPENG

01 Protection Mechanism

- Robust Intellectual Property Protection System and Governance Framework: XPENG has clarified the management responsibilities and processes of the Legal Department and integrated the intellectual property management system into the company's Feishu system. Through institutional safeguards, organizational optimization, and process improvements, the Company comprehensively strengthens intellectual property protection.
- Improved Intellectual Property Infringement Feedback Mechanism: XPENG monitors market infringement clues through various channels, and the Legal Department evaluates and advances rights protection plans to protect its intellectual property comprehensively.

02 Infringement Risk Screening

- Throughout the process of vehicle development, we incorporate audit review valve points in the analysis of infringement risks of planned patents to create an audit valve point report. In 2024, the Company added trademark infringement risk assessments during key checkpoints, evaluating the risk of infringement for proposed brand names and model numbers.
- During Business Operations, the Legal Department conducts infringement risk assessments to avoid infringing on others' intellectual property and reduce infringement risks.
- In terms of supplier cooperation, we require suppliers to sign non-infringement commitment terms and conduct internal evaluations.
- In 2024, XPENG has added regular infringement complaints on e-commerce platforms, primarily targeting online sales of trademark-infringing products, as a supplement to trademark infringement litigation.

XPENG

03 Rights Protection and Infringement Dispute Response

- By initiating intellectual property rights protection, XPENG not only safeguards its intellectual property but also enhances its market competitiveness and brand image.
- In the event of intellectual property disputes, the Legal Department collaborates with relevant professional departments to address the issues.

04 Specialized Training

- In 2024, XPENG provided 14 specialized training sessions for Legal and R&D colleagues. These were primarily offline training sessions covering patent licensing and litigation trends, patent searches, technical disclosure writing, application process introductions, and patent risk avoidance. Approximately 350 personnels participated.
- We keep providing ongoing online training on intellectual property basics for new employees, ensuring 100% coverage of new employees with online training on intellectual property basics.
- XPENG has collaborated with the Guangdong Intellectual Property Protection Association and patent agencies to host 2 offline training Sessions. These sessions covered data intellectual property protection and judicial practices, as well as high-value patent cultivation, with a cumulative participation of approximately 120 personnels.

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2.2 Quality Products

XPENG actively adheres to the philosophy of "Quality First, Safety First," establishing a robust quality management system. By adopting advanced manufacturing processes, eco-friendly, digital, and intelligent production facilities, and conducting rigorous safety performance R&D and testing, XPENG creates high-quality products to ensure comprehensive safety for all journeys.

2.2.1 Product Series[2]

XPENG

XPENG X9

Full-scenario advanced driver-assistance system

800V high-voltage ultra-fast charging platform

First launch of XPENG's latest XOS Tianji smart cockpit system



XPENG G9

Full-scenario advanced driver-assistance system

800V high-voltage ultra-fast charging platform

Advanced double-chamber air suspension & four-wheel drive torque distribution system



XPENG G6

Full-scenario advanced driver-assistance system

800V high-voltage ultra-fast charging platform

First production model based on SEPA2.0 Fuyao Smart Electric Platform Architecture



XPENG P7i

Full-scenario advanced driver-assistance system

Premium coupe curve design & scissor door design

Advanced four-wheel drive torque distribution system, offering multiple driving modes



XPENG P7+

Full-scenario advanced driver-assistance system, AI Tianji Intelligent Cockpit comprehensively upgraded

800V high-voltage ultra-fast charging platform

Dual Stringent Safety Standards Design



XPENG MONA M03 Max

Full-scenario advanced driver-assistance system

Ultra-Low Drag Coefficient of Cd 0.194

Standard 12 Active Safety Features



[2] Certain features of the models may vary according to the configuration. Please refer to the actual configuration of the products.

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2.2.2 Product Quality

XPENG strictly complies with laws and regulations of the European Union and the Worldwide Harmonized Light Vehicles Test Procedure (WLTP), establishing a series of management systems such as the Process Quality Control Procedure and Vehicle Inspection Control Procedures. The Company continuously improves its product quality management system, product assurance mechanisms, and product recall system to enhance overall quality management.

In 2024, XPENG participated in drafting the group standard Automotive Software Quality and Safety Standard (AutoSQS), the world's first automotive software quality and safety standard. This standard integrates common requirements for automotive quality, functional safety, expected functional safety, and information security, providing a unified framework and implementation guidelines for automotive software quality and safety management. Additionally, the XPENG G9 and G6 have obtained WVTA EU Whole Vehicle Type Approval and UNECE R79 Type Approval.



Quality Management System

XPENG has established a comprehensive quality management system covering the design, production, sales, and service of new energy vehicles, power batteries, electric drives, and intelligent power distribution and control systems. In 2024, the Company set and achieved the goal of reaching a maturity score of 80 in its quality management system, adding 130 quality management-related regulations and accumulating 847 process and system documents.

The Company also established a system evaluation management mechanism, conducting annual internal reviews of the new energy vehicle safety system based on the New Energy Vehicle Safety System Evaluation Procedure and Evaluation Rules. These reviews cover five major areas: product quality safety, monitoring platform effectiveness, incident after-sales service capabilities, accident response capabilities, and network and data security. Compliance risks are collected, and an escalation mechanism is established to address issues and risks one by one.

ISO 9001 Quality Management System certification

As of 2024, a total of 7 companies under XPENG have obtained

Quality Strategic Objectives

XPENG is committed to its strategic mission of "becoming a smart technology company trusted and loved by users worldwide." The Company has formulated the Quality Objective Management Procedure, building a full-process quality control system and decomposing quality management goals into five major areas. A three-year strategic plan has been developed to achieve a million-level enterprise quality management model through construction, improvement, and application. In 2024, XPENG refined its lean manufacturing processes and system workflows, achieving a balance between quality and efficiency, thereby earning a strong market reputation.

01 Phase 1
Establish a self-sustainable closed loop system

02 Phase 2
Make the self-sustainable closed loop system fully operational

03 Phase 3
Leading in quality and setting the industry benchmark

To ensure effective goal achievement, we break down the annual first-level quality objectives to each relevant center and department and link them with the organizational performance, further clarify the monitoring frequency and reward and punishment rules, conduct monthly review, notification and improvement through quality meetings at the center level and company level, and monitor the progress of objectives in real time.

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XPENG Motor 2024 ESG Report 30

Quality Assurance Mechanism

XPENG has established a comprehensive mechanism to ensure product quality from R&D, supply, manufacturing, operations, to the market. Through technological innovation, process optimization, management model transformation, and quality training, the Company continuously improves product quality and safety. In 2024, the Company carried out nine large-scale quality special actions, including but not limited to special projects to improve the areas of frequent quality, special projects to improve the consistency of mass production of new models, top supplier improvement of quality problems and special projects to improve the quality of new materials and new technologies, covering 426 suppliers.

01 R&D

- We announced the Product Safety Design Management Procedure that encompasses the full life cycle of vehicles or products, while adding new deliverables related to functional safety and information security to the valve deliverables list of the whole vehicle.
- Released the Interior Color and Texture Industrialization Consistency Development Process, standardizing the industrialization development process of interior colors and textures before mass production, as well as the management of input and output deliverables at each stage of project vehicle development.
- Ensured product quality and safety through technological innovations like the integrated die-casting, and achieved the balance between quality and cost.

02 Supply

- Formulated the "Chip Supplier Audit Guide", "Device PPAP Approval Requirements" and "Supplier Chip Management Capability Evaluation Form" to improve the construction of the quality management system.
- Pre-identified and responded to management risks with production fluctuation, accelerating IQC[3] talents transition, and easing SQE[4] on-site pressure.

03 Manufacturing

- Establish a process quality network, comprehensively sort out the manufacturing business from the system and process and clarify the quality management requirements of 28 core manufacturing processes, including process objectives, quality concerns, process output, document forms and process history problem cases, so as to realize the standardization of quality management of each base.
- Process Optimization: Combining the operational characteristics of XPENG's new models with current manufacturing methodologies, integrating new model process capability verification and mass production self-completion activities to form Manufacturing Process Methodology 2.0.
- Quality Training: Conducting a series of manufacturing process training sessions, quality awareness and missed inspection key issue training, and XMQS XPENG Manufacturing Management System training to foster a sense of quality responsibility among all employees and promote the participation of all quality employees.

[3]Incoming Quality Control (IQC) is mainly responsible for the quality inspection of raw materials and components provided by suppliers.
[4]Supplier Quality Engineer (SQE) controls the quality of raw materials provided by suppliers.

04 Operations

- Establishing internal management systems such as the XPENG Channel Operation Management Regulations, clarify the warehousing management of commercial vehicles, treatment of quality damage of commercial vehicles, and inspection process of commercial vehicles, so as to ensure compliance with vehicle delivery standards.
- Deepening the system 2.0 management mode, sort out performance objectives, processes, deliverables and upstream and downstream relationships from the seven modules of R&D hardware, R&D software, project quality management, supply chain, manufacturing, quality improvement and quality experience, and implement industry management and control through the online task system to realize the process-oriented, standardization and institutionalization of quality business and ensure the correctness of quality management business.
- Conducting monthly quality system process document training and exams, covering over 2,400 participants; conducted 6 company-level quality improvement tool sharing sessions and over 200 center-level training sessions, covering 12,700 employees, and certifying 55 trainers; trained 76 internal auditors, with over 20,000 hours of learning, covering nine major quality business centers, and producing 15 quality improvement projects; conducted 3 center-level new employee training sessions, achieving full coverage for new hires.

05 Market

- Formulate "Management Measures for Quality Issues" clarify the quality problem management process, analyze the causes of problems, formulate countermeasures, implement countermeasures, verify the effects, standardize countermeasures, and realize closed-loop management.
- Carry out AI application of quality improvement, use AI to realize market information deduplication, automatic identification of quality problem mode, and automatic analysis of background fault time data to achieve efficient quality improvement.

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Dealer Management

XPENG has established quality management systems and measures for dealers, continuously strengthening quality control in operational channels. We have formulated internal management systems such as "XPENG Channel Operation Management Regulations", requiring dealers to strengthen vehicle quality control to ensure vehicle safety and integrity of vehicles with corresponding certificates, toolkits and quality control of vehicles.

XPENG

01 Warehouse management of vehicle products

After the vehicles for delivery arrive at the store, dedicated personnel will be responsible for conducting spot checking and inspection on a case-by-case basis, including appearance/interior decoration/function/chassis/vehicle registration certificate, etc., and recording any relevant information in the system.

02 Quality damage treatment of vehicle products

Assign a respective category determined according to the cause of the quality loss, where the identified issue is systematically recorded by dedicated personnel and handled according to the corresponding processes.

03 Outbound inspection of vehicle products

Designated personnel will check the vehicle status according to the prepared delivery list to ensure that the vehicle delivery standards are met.

We set up risk store management standards for dealerships, determining the final risk level based on the normative risk indicators and operational risk indicators. The Company selects the higher risk level as the final risk level of the store for information publicity, and further carried out risk improvement and response work.

01 Risk Rating Management Standards

For stores classified as Level 1 risk, the headquarters will issue a network-wide notification. Investors must submit a rectification report to both the regional office and headquarters, with a 30-day deadline. At the same time, their eligibility for reward evaluations will be revoked, and headquarters reserves the right to demand a suspension of operations for rectification. For stores classified as Level 2 risk, the headquarters will issue a network-wide notification, and investors must submit a rectification report to the regional office within a 30-day deadline. Headquarters reserves the right to suspend certain after-sales services, policies, and benefit support based on the warning situation.

02 Risk Response Measures

After determining the risk level of a store, the regional office is responsible for supervising the store's rectification, initiating discussions with the investor, generating a rectification report, and completing the final acceptance. The service channel management team is responsible for reviewing and lifting the warning. If the investor fails to attend scheduled meetings, refuses to rectify, or the rectification results do not meet standards within 30 days, the store will be directly escalated to a Level 1 warning.

By the end of 2024, we had issued a total of 42 warnings based on the channel warning and withdrawal management measures, effectively managing channel risks.

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Additionally, XPENG established a system evaluation mechanism, releasing the "New Energy Vehicle Enterprise Safety Management System Evaluation Procedure V1.0" and "New Energy Vehicle Enterprise Safety Management System Evaluation Rules V1.0". The Company organized departmental self-evaluations and company-level audits, completing and submitting self-assessment reports to continuously improve product safety management.

Safety Performance Testing

During the development and testing of autonomous driving functions, XPENG established a "three-pillar" comprehensive testing and evaluation system combining simulation testing, field testing, and real-road testing:

- Simulation Testing: Evaluates the effectiveness, completeness, and consistency of autonomous driving system designs, assessing system performance in various critical scenarios, corner cases and cases under different parameter changes.
- Field Testing: Testing enables the evaluation of corner cases and high-risk scenarios for autonomous driving, assessing its performance in environments that represent real-world conditions. By comparing key test cases with simulation results, it validates the accuracy and reliability of simulation tools.
- Real-Road Testing: Comprehensively tests autonomous driving system performance in actual driving conditions, preventing the vehicle from being designed solely to pass specific test scenarios (i.e., "test-oriented" design). It assesses system safety requirements, such as human-machine interaction and operational design domains, and evaluates whether the vehicle meets the standards of an experienced driver.



Risk Monitoring

- In accordance with the GB/T 32960-2016 "Technical Specifications of Remote Service and Management System for Electric Vehicles" standard, a new energy vehicle enterprise monitoring platform (National Standard 32960 Platform) was established, allowing real-time monitoring of the entire vehicle, power battery, drive motor, vehicle faults and other related information.



Risk Assessment

- Establish an evaluation system, covering three dimensions: base evaluation business dimension, market customer dimension, and internal management dimension, as well as nine major business scopes: new products, durability, process, product, prevention, customer, proceudre, refinement, and capability.
- The Product Safety Working Group is responsible for formulating product safety assessment guidelines, conducting risk assessments, and classifying and prioritizing potential safety risks. Records of the entire process are retained for subsequent analysis.



Safety Audits

- Established a set of safety management indicators for monitoring product quality and safety, operational safety, accident response and analysis, etc., and regularly conducts monitoring, measurement, analysis, evaluation and improvements. In addition, the Company also conducts internal audits at least once a year to ensure the adequacy and effectiveness of the product safety management system, , with no more than 12 months between audits.



Emergency Management

- Establish management regulations such as "Electric Vehicle Major Accident Emergency Plan", "Management Measures for National Standard Data Quality" and "Extreme Weather Response and Management Measures", clarify the response and disposal processes of accidents at different levels, and establish a complete quality problem analysis and improvement process according to "Management Measures for Market Quality Information" and the "Management Measures for Quality Issues".
- Establish a three-tier response plan involving headquarters, regions, and stores, with headquarters serving as the central coordination hub, and other departments such as after-sales, customer service, technology, and stores working collaboratively to ensure clear authority and accountability during crises. Set up a "7×24-hour" round-the-clock accident emergency response channel with the capability to quickly address market safety issues.



Safety Training

- Continuously enhance the content of the one-stop knowledge zone for intelligent vehicle safety, including regulatory standards, technical standards, safety processes, and practical case studies.
- Conduct a total of three types of safety training activities with 151 participants, covering topics such as system learning and exams, expert-led training and certification on product quality and safety management standard systems, and training on the dynamics and working mechanisms of safety management systems for new energy vehicle enterprises.



Industry Standardization

- In 2024, XPENG participated in drafting the national standard GB/T43388 "Judgment Guidelines for Serious Safety-related Fault of Household Automobile ".
- In 2024, XPENG contributed to the research project of the National Market Supervision and Administration Recall Technology Center titled "Supercharging Pile-Vehicle Integrated Safety Early Warning".



Case Study: XPENG's Anti-Theft System Ensures Vehicle Safety

We adopt a variety of technologies and measures in vehicle anti-theft security to ensure the safety of the vehicle and provide users with peace of mind. Our vehicle anti-theft system automatically locks the vehicle through methods such as theft prevention settings, preset defenses, and alarm triggers. In case of abnormal situations, it can promptly send alerts to users and relevant authorities. Users can remotely check the vehicle's status via an app, unlock the vehicle, or turn off the anti-theft warning. Our digital key system incorporates multiple layers of encryption and authentication mechanisms to effectively protect user privacy and security, striving to offer a safe and reliable travel experience.

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Product Safety Certifications and Awards

XPENG G6

EURO NCAP Rating: 5 Stars

A NCAP 5-Star Safety Certification[5]



XPENG G9

EURO NCAP Rating: 5 Stars

China Automotive Technology&Research Center Co. Ltd C-NCAP Rating: 5 Stars Safety Certification

China Automotive Technology&Research Center Co. Ltd C-GCAP Rating: 5 Stars Certification

China Automotive Engineering Research Institute C-AHI: 5-Star Rating[6]



XPENG P7i

EURO NCAP Rating: 5 Stars



XPENG X9

China Automotive Technology&Research Center Co. Ltd C-NCAP Rating: 5 Stars Safety Certification

China Automotive Technology&Research Center Co. Ltd C-GCAP Rating: 5 Stars

China Automotive Engineering Research Institute C-AHI: 5-Star Rating





[5]A NCAP the Australian ANCAP standard, is the world's second NCAP new car safety performance evaluation system, which includes four tests: Adult Passenger Protection, Child Passenger Protection, Protection of Vulnerable Road Users and Safety Assistance.

[6]C-AHI, or the third-party evaluation system established by China Automotive Engineering Research Institute Co., Ltd., consists of five core components: in-vehicle volatile organic compounds (VOC), vehicle odor intensity (VOI), electromagnetic radiation (EMR), in-vehicleparticulate matter (PM), and in-vehicle allergen risk (VAR).

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2.3 Thoughtful Service

XPENG maintains the mission of "Becoming a smart technology company trusted and loved by users worldwide," continuously strengthening customer privacy and security safeguards while improving service quality and customer satisfaction. We incorporate key metrics such as customer satisfaction and customer complaint volume/rate into the performance evaluations of responsible departments. Among these, targets for after-sales satisfaction and after-sales complaint rates are included in the quarterly OKRs (Objectives and Key Results) of relevant departments. Improvement strategies are designed and implemented around achieving these goals, with biweekly reviews to track progress. Additionally, after-sales satisfaction targets and accountable complaint metrics are integrated into the monthly performance assessments of regional supervisors and frontline store staff, with performance ratings determined based on achievement levels.

XPENG

2.3.1 Customer Rights and Interest Protection

XPENG places great emphasis on safeguarding customer rights, establishing a comprehensive privacy protection system and customer complaint management mechanism, expanding diverse communication channels, and formulating responsible marketing strategies to win customer trust through multiple measures.

Customer Privacy Protection

XPENG strictly adheres to relevant laws and regulations such as the "Cybersecurity Law of the People's Republic of China" and the "Data Security Law of the People's Republic of China", as well as related regulatory documents. The Company has formulated and published internal policies, including the "XPENG Privacy Policy" and the "XPENG Network Platform Privacy Policy", which apply to all employees and customers. By relying on the development of an information security and data compliance management system, XPENG continuously improves its customer privacy protection mechanisms. In 2024, we revised 20 internal documents, including the "Information Security and Privacy Protection Management Manual" and the "Information Security and Privacy Protection Strategy", to strengthen the standardized management of the Company's full-domain data throughout its entire lifecycle.

Information Security and Data Compliance Management System

XPENG has established an Information Security and Data Compliance Committee, chaired by the Company's Vice Chairman, with vice presidents from relevant business lines serving as committee members.Under the Information Security and Data Compliance Committee, dedicated working groups—namely the Information Security Working Group and the Data Compliance Working Group—collaborate closely to handle related emergencies, promptly assess and monitor the status of critical business systems, and make every effort to prevent data breach incidents. At the same time, we have implemented an information security performance evaluation system using the OKR model, linking evaluation outcomes to employees' year-end performance reviews.

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In 2024, the company completed:

ISO 27001 Recertification of the Information Security Management System

ISO 27701 Recertification of the Privacy Information Management System

9 Level 3 filing for cybersecurity classification protection for critical systems

UN-R155 Three-year renewal certification for Vehicle Cybersecurity Management System

UN-R156 Three-year renewal certification for Vehicle Software Update Management System

Information Security and Data Compliance Organizational Structure

Information Security and Data Compliance Committee

Chair: The Vice Chairman of XPENG
Members: Vice Presidents of various business lines

Responsibility: Coordinate the management of information security and data compliance, and approve and supervise relevant affairs

Information Security Working Group

Information Security & Cloud Technology Department, Data Intelligence Center
Responsibilities: Responsible for cybersecurity, information security and data security matters related to the Company's business

Data Compliance Working Group

Legal Department
Responsibilities: Responsible for data compliance matters related to important data, personal information protection, and data cross-border involved in the Company's business

We periodically review our information security and compliance management system as well as our privacy protection policies, embedding privacy protection into all aspects of our business operations. In September 2024, the external auditing agency DNV conducted a simultaneous review of XPENG's customer privacy protection policies during the ISO 27001 and ISO 27701 system audits. In October 2024, the Guangdong Communications Administration carried out a special "Data Security Escort" initiative, performing an on-site inspection of XPENG's customer privacy policy-related content.

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Customer Privacy Protection Mechanisms

01 Privacy risk screening

- We have integrated the principle of privacy protection into the Company's product development and system architecture while carrying out Data Protection Impact Assessment (DPIA). Through identifying and mitigating privacy risks before data processing, we have also launched the General Data Protection Regulation (GDPR) compliance program and released the "XPENG White Paper on GDPR".

02 Data collection procedures

- Following the principles of legality, legitimacy, and necessity, we explain to users the methods of collection, use, retention, and protection of all personal information through documents such as privacy policies, product/function descriptions, and service scenario guidelines. Before users register and use relevant product functions and/or service scenarios, we will clearly inform users and allow users to choose whether their data is to be collected, used, retained, and processed.
- We collect customer information mainly according to the purpose of product functions and/or service scenarios. Due to the large number of models and their product functions/service scenarios, the personal information that we collect, and process may vary depending on different models, software versions or specific functions/service content. The actual situation of the functions/services used by customers shall prevail, and users are notified mainly through privacy policies and voice warnings.
- In 2024, we used customer data in accordance with publicly disclosed documents such as the privacy policy and did not collect customer data for any other purposes.

03 Information safe storage

- We comply with statutory requirements regarding where, how and for how long personal information shall be stored, and take appropriate encryption, de-identification and other technical measures for the storage of information.
- The internal use of data is subject to the minimum necessary rule, and must go through our security compliance review process to prevent risks associated with outbound data transfer and protect personal information rights.

04 Information archiving and deletion

- Customers' personal information shall only be retained within the period necessary to achieve the purpose stated in the product functions and/or service scenarios and the period required by laws and regulations, unless otherwise stipulated by laws and regulations or authorized by the personal information entities. After the above storage period is exceeded, we will delete or anonymize the personal information of our customers.

05 Information Security Training

- Enhance awareness of information security and privacy compliance by conducting regular privacy protection training for all employees and establishing open feedback channels.
- Information security awareness training and exams were conducted for all employees, with a total of 17,287 employees (including interns) participating. The exam participation rate was 93.7%, with a pass rate of 97.3%.
- This year, the Company conducted phishing email drills for all employees. Employees who opened and clicked on phishing email links underwent training and exams on phishing prevention, with 2,353 employees participating.

06 Emergency response

- Formulate Information Security Emergency Response Management Measures and Information Security Incident Emergency Plan, and effectively reduce the risk of customer interest damage due to lack of business continuity through emergency response mechanism construction, emergency plan drill and other means. In 2024, the company carried out 5 information security protection drills and 12 information security external certification protection drills.
- Conduct annual audits on SOX listing compliance, ISO 27001 & ISO 27701, GDPR compliance and European WP29 compliance, we also conduct assessment on the national information system multi-level protection each year. Additionally, we carry out third-party vulnerability analysis, including simulated hacker attacks, during each system update in order to strengthen our information security management and protection capabilities.

07 Third-party liability

- All third-party cooperation is subject to relevant processes and approvals. They are required to a confidentiality agreement that defines confidential information, confidentiality obligations, and liabilities for breaches of the agreement.

Directory About This Report Message from the Board of Directors CEO’s Letter XPENG’s Sustainable Development About XPENG Sustainability Management 01 Solid and Efficient Governance 02 Quality Products Delivery 03 Low Carbon Drives the Future 04 Collaborative Pursuit of Sustainable Prosperity 05 Appendix XPENG Motor 2024 ESG Report 39 We have clearly defined the zero-tolerance provisions for disclosure in the Rules and Regulations on “Employee Code of Conduct”, managed and supervised the daily information security behavior of employees, set up a three-level treatment method for disclosure, and reminded and notified all employees by email through the blacklist of Sunshine Integrity Alliance. In the past four years, XPENG has not suffered from data leakage security incidents, information security vulnerabilities or other network security incidents and related penalties. 0 Piece 0 Piece 0 Person Number of information security Number of data breaches Number of customers and breaches or other network employees affected by security incidents company data breach 0 CNY 0 Piece Fines paid due to information Complaints received from regulators and other external security breaches or other agencies regarding breach of customer privacy network security incidents Case Study: XPENG Information Security Day In July 2024, XPENG organized an information security awareness and game event for all employees in the company cafeteria. The event covered topics such as office information security and key points of information confidentiality. Employees were educated on principles like confidentiality grading, “whoever is in charge is responsible,” and minimizing the scope of access to confidential information. A total of 1,796 employees participated in the event.

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Customer Communication Channels

XPENG has established diversified communication channels to build a transparent andopen bridge with customers. Customers can provide feedback through various channelsincluding the 400 hotline, online customer service, XPENG's APP service group enterprise WeChat service groups, and nationwide sales stores, ensuring timely tracking of progress and results.

Customer Complaint Resolution

XPENG strictly complies with the Law of the People's Republic of China on the Protection of Consumer Rights and Interests and continuously improves its complaint handling management system, processes, and technical support through the "XPENG Complaint Handling Management Measures". The Company also conducts regular internal and external training, case sharing, and personnel certification to enhance the capabilities of complaint handling staff and ensure customer satisfaction. In 2024, XPENG received 36,913 complaints, achieving a 100% response and resolution rate.

01 System Guarantee

Introduced the "XPENG Complaint Handling Management Measures", and added the "400 Issue Escalation & Immediate Scenario Process" and "One-Stop Complaint Service Process" in 2024, standardizing the entire complaint management process from information collection and verification to progress tracking, solution implementation, and customer satisfaction follow-up.

02 Process Guarantee

Continuously improved the closed-loop complaint handling mechanism, establishing a professional customer service department to coordinate and track issue resolution. In 2024, the Company introduced new complaint handling process documents. By refining internal escalation procedures, categorizing the complexity and urgency of user issues, and innovatively using WeCom to proactively follow up on customer complaints, providing a one-stop service experience.

03 Technical Support

Utilized advanced technologies such as vehicle self-diagnosis, intelligent fault diagnosis, and remote processing to identify and address potential issues before they escalate into complaints.

Responsible Marketing

XPENG adheres to responsible marketing principles, complying with by the Advertising Law of the People's Republic of China and other related laws and regulations. The Company has established the Employee Code of Conduct Regulations to standardize advertising language and approval processes. Marketing policies are updated in real-time on the APP and official website to ensure no exaggeration or false advertising, protecting consumer rights.

01 Marketing Standardization

Clearly outlined policies in the Vehicle Purchase Agreement, including deposit refund rules, delivery timelines, payment requirements, and vehicle delivery, ensuring transparent and fair sales practices. For dealers, the Company introduced the Order Conflict Judgment Rules and XPENG Dealer Market Compliance Management Standards to avoid market price violations, increase the efforts of secret inspection/second-network traceability, open channels for reporting violations, and maintain the stability of the sales market environment.

02 Inspection mechanism

Inspect the implementation of Level 1 core indicators and Level 2 basic indicators according to the publicly released inspection rules by means of mid-office sampling inspection, regional general inspection and remote camera inspection, punish unqualified stores and require them to rectify, ensuring closed-loop corrective process within a time limit; For the management of dealers, we clean up and rectify the spread of bad online prices by appointing a third party to conduct online inspection+tracing to the source of the second network; through offline in-store price survey, the whole process of sales review, multi-dimensional integration of second-hand car, digital marketing, financial insurance, policy rebate VIP sales business compliance management standards, punishment, risk warning and withdrawal review according to the seriousness of the case.

03 Assessment and Reward Mechanism

The compliance marketing mechanism is incorporated as a key dimension in the evaluation of sales commissions. Violations will be dealt with seriously, and the sales commissions for the month will be correspondingly affected. In accordance with relevant regulations such as the Employee Code of Conduct, individuals responsible for disrupting market order will face varying degrees of disciplinary action. Additionally, based on the frequency and severity of market order violations occurring in managed stores throughout the year, the managerial accountability of relevant managers will be comprehensively assessed.

04 Conducting Marketing Training

In 2024, we conducted multiple marketing training activities for dealers, achieving 100% participation in monthly learning and training sessions. A total of two offline new product training sessions were held, covering product knowledge, test drive experiences, competitor comparisons, and sales technique drills, with a cumulative total of 2,244 participants.

05 Promoting Sustainable Consumption

Eco-friendly products such as green/healthy lifestyle items and biodegradable goods were introduced on the official online store. We encourage consumption based on need, with sales staff recommending the most suitable products (not necessarily the most expensive or highest-profit ones) to customers based on their needs, while also encouraging customers to maximize the use of points to gain more benefits.

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2.3.2 Providing Quality Services

In 2024, XPENG launched the service philosophy of "XPENG's customers' wellness is the priority," guided by the action creed of "sincerity, efficiency, and integrity," to tailor a service system for customers and create a distinctive smart service experience. We formulated the After-Sales Service Management Procedures and introduced the "Eight Honors and Eight Shames" behavioral guidelines for frontline staff to provide customers with warm, friendly, simple, and efficient after-sales services. This year, we held over 490 customer service events covering after-sales service, vehicle usage experience, and owner care, reaching more than 200,000 participants.

Improving Customer Service

XPENG

Organizational Restructuring

In 2024, XPENG focused on enhancing organizational efficiency and professionalism by integrating after-sales channels, insurance, spare parts, technical support, customer service, and charging departments into a "User Service Center," including central and 11 regional organizations, to enhance user experience.



Sales Management Platform

Provided comprehensive pre-sales and after-sales services, with the sales operations and user development departments responsible for business strategies and network planning, while regional service departments focused on after-sales strategies and process standards.



Online Service Team

Through channels such as the XPENG APP and WeCom, the Company has equipped its stores with a dedicated "XPENG Steward" online service team, integrating the online and offline service interface. Using our knowledge database, customer profile systems and remote diagnostic tools, our team is able to promptly answer and address customer questions. Simultaneously, we can provide efficient technical support through enabling timely customer communications with professional technical experts.



One-Stop Service

We treat interface and WeCom groups as the primary platforms for service delivery, implementing a one-stop service approach to reduce the number of times customers are contacted and avoid repetitive descriptions of their issues. Internally, the "XPENG Steward" serves as the main service coordinator, orchestrating resources from various departments to provide seamless support to customers. This eliminates the need for multiple points of contact and significantly enhances service efficiency.



Intelligent Services

With the help of vehicle-end technology innovation, we provide full-chain intelligent maintenance services for technical problems of vehicles. Through large screen reminders and one-click appointments by experts, we optimized the reservation and maintenance process and improved the service experience. During store maintenance, customers can authorize keyless maintenance services with one click.

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After-Sales Services

01 Return and replacement policy

We provide service guarantee for customers in accordance with national laws and regulations such as Provisions on the Responsibility for Repair, Replacement and Return of Household Automobile Products, Management Measures for Customer Commitment Performance of XPENG and related guidance processes and standards, including clear reply or solution time, implementation verification, progress monitoring and supervision, to ensure performance as promised. XPENG Aftersales Service Center completes the acceptance and judgment of relevant claims and settlements (replacement, return and repair) according to law, provides warranty maintenance services according to the facts, and sets up special personnel to handle relevant claims.

02 Marketing information

We design customer learning or education content according to customer hot spot use function, high-frequency inquiry content, seasonal or cyclical perceptual change characteristics, and provide richer care service guarantee in the service process. For example, in extreme weather, XPENG's exclusive service group pushes travel safety guidance to customers; Push energy-saving, tire pressure safety management guidelines and winter car use experience to customers when the temperature drops sharply; Actively remind customers of possible problems and provide solutions in communication with customers, and provide warm heart energy pack services in the waiting process of road rescue, which are unanimously recognized by customers.

03 Product specification

The Company provides the first maintenance service for customers of all models free of charge, and recommends vehicle maintenance for each model every 12 months or every 10,000 to 20,000 km, including routine vehicle maintenance and inspection and vehicle maintenance items, such as replacement of air filter, gear lubricant, brake fluid, coolant, etc. In addition, XPENG after-sales service center provides users with sales, warranty and other services of XPENG's original high-quality products (such as headrests, sunshades, films, etc.).

04 Service plan

We pay close attention to the convenience needs of customers' vehicles. For example, for the problem of transportation during the maintenance period of customers' vehicles, the three-guarantee method proposes to provide transportation services for more than 5 days from the 6th day, while XPENG customers' vehicles need to be repaired in stores due to quality problems, and transportation services will be provided for more than 24 hours.

05 Operational risk

We set risk store management standards, determine the risk level according to normative risk indicators and operational risk indicators, and publicize the final risk level. We have established XPENG after-sales service business policy, set positive incentive regulations around core operation quality indicators and customer satisfaction indicators of service stores, and set negative incentive clauses for irregular operation of service stores and customer complaints.

Case Study: Haikou XPENG Service Center Post-Disaster Recovery

In September 2024, after the super typhoon "Mojave" made landfall, the Haikou XPENG Service Center quickly resumed operations and engaged in post-disaster reconstruction, restoring normal store operations and providing sincere services to customers. In the face of disaster, XPENG upheld its social responsibility and mission, offering thoughtful and attentive services that conveyed the brand's care and warmth to customers.

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XPENG Motor 2024 ESG Report
43

XPENG Energy Replenishment System

XPENG takes customer real-life scenarios into consideration of the siting of charging stations so as to enable its electric vehicle owners to charge their cars in the most convenient way. By 2023, XPENG's supercharging network covered all prefecture-level administrative regions and centrally-administered municipalities. In 2024, XPENG achieved the milestone of 10,000 charging piles.

01 Super charging resource sharing in remote areas

XPENG is the first charging vehicle enterprise in the industry whose charging network covers all prefecture-level administrative regions and centrally-administered municipalities (covering 420+cities). In regions where super charging resources are scarce, XPENG provides the rarely seen 180kW DC super charging services.

02 3 km energy replenishment life circle

XPENG continues to expand its energy replenishment network. The "3 km Energy Replenishment Life Circle" covers more than 83% of car owners in 10 core cities including Beijing, Shanghai, Guangzhou and Shenzhen so that the time needed for the car owners from departure to charging facility is reduced to less than 10 minutes. In more than 300 cities including Guiyang, Kunming, Huangshi and Guilin, the coverage of the "3 km Energy Replenishment Life Circle" reaches up to 71%.

03 Global Charging Network Expansion

XPENG is aggressively expanding its global footprint by partnering with BP to build overseas vehicle service platforms and establish China's largest ultra-fast charging network. The Company is piloting energy storage and charging equipment, aiming for broader, faster, and more efficient deployment of its overseas network.

By 2024

1,920 stations
XPENG operated self-owned charging stations (supercharging + destination charging)

420+
Covering cities

1,500+ stations
self-owned supercharging stations

920+ stations
ultra-fast charging stations

2,810+ stations
charging stations offering free benefits to vehicle owners


800kW
800kW
XPENG
XPENG

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2.3.3 Ensuring Customer's Safety

XPENG emphasizes both safety and development, and has launched the industry's first intelligent driving safety framework - "intelligent driving points", including two key components—education and testing—and integrates user driving behaviour data to create a "customized usage guide", to help car owners understand the safety boundaries of driving with ADAS, and to improve their safety consciousness. In January 2024, XPENG achieved its goal of nationwide city coverage for urban smart driving ahead of schedule, extending services to 243 cities. In July 2024, the XNGP intelligent driving system, touted as "smooth experience anywhere," was officially launched, offering unrestricted coverage across cities, routes, and road conditions, achieving true full-scenario intelligent assisted driving.

XPENG

01
Safety Education

Before activating the smart driving function, users must complete a smart driving safety test, which focuses on key precautions and vulnerable scenarios to reinforce awareness of safe usage. When a new function version is released or specific safety scenarios need emphasis, XPENG produces introductory articles for users and disseminates them through internal and external channels. Through safety tests and education, the smart driving safety system guides users toward standardized behavior, ensuring comprehensive safety.

02
"Intelligent Driving Points" Reminders

When it occurred that a driver using ADAS to assist his/her driving doesn't engage in steering, or is predicted in fatigued driving with frequent lack of attention to road conditions and similar risks, the points system will deduct points to the extent of degrees of danger. Simultaneously, the system will prompt relevant safety reminders and corresponding learning content on safety to users, such as checking appropriate intelligent driving illustration graphs, reading safety instructions of functions, and participating in relevant safety behavior tests to help users improve their consciousness and skills of safe driving.

03
"Intelligent Driving Points" Incentives

High-score drivers (referred to users intelligent driving score balance greater than 90 points) can gain privileges to enjoy priority in invitation to the beta tests of XPENG OTA in the future.

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2.3.4 Shaping the XPENG Owner Culture

XPENG places great importance on maintaining customer relationships, fostering a user ecosystem through its customer activity platform, and providing car owners with convenient communication channels. In 2024, through continuous online operations, XPENG engaged deeply with car owners, sharing value and reinforcing their cultural identification with technological innovation and continuous improvement. This collaboration drives the development of a car owner culture, embodying XPENG's philosophy of co-creation and shared value with its owners.

Care at Key Moments

During special occasions such as Mid-Autumn Festival, National Day, Spring Festival, and car owners' birthdays, XPENG delivers personalized greetings and customized gifts (e.g., birthday e-cards, in-store souvenirs, free doorstep pick-up and delivery, complimentary maintenance, after-sales coupons, and premium product discounts). These gestures convey respect and care, enhancing owners' sense of belonging.

Vehicle Usage Support

For new car owners, XPENG provides beginner guides and curated benefits to ensure a seamless transition into vehicle ownership. For veteran owners, practical tips are shared to elevate their skills, offering comprehensive support. Additionally, hardware upgrades and crowdfunding initiatives provide veteran owners with tangible service enhancements, such as seat upgrades for the X9, wireless charging upgrades for the G9, and chip crowdfunding for the older P7 model, improving vehicle performance and user experience.

APP-Based Owner Interaction

Through innovative services like the Smart Driving Pass, XPENG integrates smart technology into owners' lives, offering personalized experiences and interactive features. Examples include the Smart Driving Pass , "Light Up China with Smart Driving" , and the National Smart Driving Ranking. These initiatives boost social interaction among owners, enhancing their experience and satisfaction.

Case Study: XPENG's 10th Anniversary Event

In August 2024, XPENG held its 10th anniversary celebration themed "10 Years of Passion, Journeying Together with Smart Driving." The event invited owners to share stories about their smart driving experiences with XPENG, vehicle usage insights, unboxing reviews of XPENG store products, and their blessings and expectations for the milestone. Multiple awards were offered, including the "Star of Glory Award," "Lucky Video Award," "Sunshine Award," and "Golden Quote Award," along with generous prizes, as a heartfelt gratitude to owners.


10年热爱

Case Study: Beijing Jingpenghui Club 2024 Ice and Snow Carnival

In January 2024, the Beijing Jingpenghui Car Owners' Club hosted its third annual event—the 2024 Ice and Snow Carnival—at the Daxing International Circuit. Over 100 XPENG car owners and their families gathered for this self-organized event, which featured owner meetups, performances, interactive exchanges, and abundant prizes. Special arrangements, such as hiring sugar painting and face-painting artists for children, fostered interaction among owners, strengthening their bonds and sense of brand loyalty.

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2.3.5 Improving Customer Satisfaction

XPENG prioritizes customer experience, strictly adhering to the Consumer Rights Protection Law of the People's Republic of China. The Company has established a comprehensive customer satisfaction evaluation system and continuously refines its satisfaction metrics.

The customer satisfaction survey process includes reviewing past performance, setting goals for the current period, evaluating multiple dimensions, and distributing comprehensive questionnaires, achieving 100% coverage of all users. Assessments focus on three key dimensions: service reception, service quality, and service efficiency. This allows XPENG to promptly gather feedback and improve the service experience. Additionally, monthly NPS (Net Promoter Score) surveys[7] assess the likelihood of users recommending XPENG products and services to others, with results driving follow-up visits and improvement plans across departments to continuously improve customer satisfaction .In 2024, the average NPS score improved by 25% compared to 2023.

XPENG

Indicator	2021	2022	2023	2024	2025 Goals
Percentage of satisfied respondents	97%	96%	96%	96.3%	96.5%
Percentage of respondents to our survey	47%	33%	35%	37%	N/A[Note]

Note: N/A indicates the goal of respondents as a percentage of the total number of customers is unknown.

In dealership management, XPENG has implemented an after-sales service policy to enhance customer satisfaction. This policy includes positive incentives tied to core operational quality metrics and customer satisfaction indicators at service stores, as well as negative incentives for non-compliant operations or customer complaints. Positive incentives cover metrics such as NPS after-sales satisfaction, CSI (Customer Satisfaction Index), parts planning capability, training quality, first-time repair resolution rate, on-time delivery rate, and online service quality. Negative incentives address issues like service misconduct, safety mismanagement, failure to meet service redlines (e.g., standard inspections, technical checks), significant customer complaints involving politics or media, and breaches of ethical business practices. This policy applies to 100% of stores, with satisfaction targets exceeded by over 100% and store operational quality scores improving by 9% annually.



[7] Net promoter score, also known as word-of-mouth, is an important indicator to quantify customers' good feelings towards the enterprise and whether they are willing to positively promote the enterprise, reflecting customers' overall satisfaction and loyalty to the brand, service or product.

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3.1 Climate Governance

XPENG actively fulfills its responsibility to address climate change and continuously promotes low-carbon transformation across the entire industry chain through technological innovation, energy-saving and carbon-reduction measures. Since 2021, by reference to the recommendations from the Task Force on Climate-related Financial Disclosures (TCFD), XPENG has been managing climate change matters in four aspects, namely governance, strategy, risk management, metrics and targets, to improve its climate risk tackling capabilities and capitalize on climate development opportunities.

XPENG

3.1.1 Governance

As the highest decision-making body, the Board of Directors is fully responsible for the Company's sustainability development related matters, ensuring the establishment of an appropriate and effective ESG risk management and internal control system. For details on the responsibilities and division of labor at various levels, please refer to the "Sustainable Management" chapter of this report.

The ESG Steering Committee is responsible for coordinating the carbon emission management strategies of each department and regularly reviewing the progress of related targets.


ESG Steering Committee
Strategies and Targets
Carbon Planning
Compliance & Assets
Technological Innovations
Operational Carbon Reduction
Carbon Regulation ESG Module
Carbon Assets ESG Module
Carbon Finance Financial Module
Low Carbon Product Development R&D Modules
Low Carbon Manufacturing Process Manufacturing Modules
Low Carbon Recycling R&D/Sales Modules
Low Carbon Manufacturing Manufacturing Modules
Carbon Communication Management Branding and other modules
Low Carbon Supply Chain Supply Chain Module
Low Carbon Operations Administrative Module
Low Carbon Construction Administrative Module
Supporting Tools
Carbon Data Management & Digitization

Group-level Carbon Emission Management Structure

3.1.2 Strategy

For XPENG, climate change presents both risks and potential financial impacts to its business, as well as opportunities for transitioning to low-carbon green development. Based on policy requirements and industry characteristics, we have identified and assessed climate change-related risks and opportunities. Combining our own strategy and development situation, we gradually improve future management strategies for mitigating, adapting to, and responding to climate change.

XPENG


G9

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XPENG Motor 2024 ESG Report 49

Risk/Opportunity Category	Related Potential Climate Change Risks	Countermeasures
Transition Risks		
Regulatory Risks	Global attention to climate change risks is increasing, driving regulatory and disclosure requirements such as the HKEx's mandatory TCFD-aligned disclosure requirements, the European Corporate Sustainability Reporting Directive (CSRD), and Regulation (EU) 2023/1542 Concerning Batteries and Waste Batteries. Companies expanding globally need to meet more compliance requirements.	To identify physical risks and transition risks, and progressively improve management strategies for mitigating, adapting to and fighting against climate change.
	The Chinese government is accelerating the promotion of ESG-related policies and regulations, encouraging local governments to use carbon as a lever to achieve China's dual carbon goals and facilitate a comprehensive green transformation of Chinese society.	Continuously monitor policy and regulatory changes in target markets, strengthen climate-related information disclosure and management, and develop climate change response strategies tailored to target markets.
		XPENG has initiated carbon management activities across the entire value chain, improved Scope 3 carbon emission accounting, and actively engaged in ESG empowerment within the supply chain to help partners enhance ESG awareness and respond to global changes.
Technical Risks	A mega trend of transformation toward low-carbon economy has generated large needs for low-carbon production. We may face the pressure of equipment replacement in the short to medium term to adapt to emerging requirements related to new technologies and new processes.	To establish and improve the energy management system, implement online monitoring and analytic systems on energy consumption, and relentlessly pursue energy consumption reduction per unit vehicle, making continuous efforts in emission reduction.
	The increasing market popularity for low-carbon products will stimulate enterprises to develop lower-carbon technologies and products. Our investment in low-carbon R&D might increase.	In order to advance the carbon reduction of raw materials, we will promote the reuse or dismantling and recycling of materials, as well as the development and application of low-carbon alternative materials.
		To use low-carbon and lightweight components.
		To establish carbon emission reduction example programs, develop and utilize clean energy sources, such as distributed photovoltaic power generation, and high-voltage, high-power fast charging.

Risk/Opportunity Category	Related Potential Climate Change Risks	Countermeasures
Transition Risks		
Market Risks	The scarcity of non-renewable resources and energy is expected to increase uncertainty on product costs and selling prices, and the electric vehicle industry may face market acceptance and consumer choice risks in the medium to long term.	Collaborate with upstream partners and stakeholders to conduct pre-research and application of low-carbon materials/components, and build a green industry chain through industrial collaboration.
	The increase in prices of conventional energy will also make production more expensive and challenge companies' ability to access renewable energy and to control the cost.	Optimize energy consumption and R&D design to reduce overall vehicle carbon emissions and achieve low-carbon goals.
	Climate change has brought more attention to carbon emissions throughout the life cycle of electric vehicles, and companies need to recycle batteries, which may have a certain impact on financial results.	Establish and improve the energy management system, implement online energy monitoring and analysis, and continuously reduce carbon emissions by lowering energy consumption per vehicle.
	As society's focus on green and low-carbon practices accelerates, low-carbon and environmentally friendly materials/components may experience price increases and supply shortages, leading to higher procurement and operational costs for companies.	XPENG has established a full-process waste power battery recycling management system and clarified the detailed rights and responsibilities of each sector. In the future, we will continue to carry out battery recycling business and improve the recycling utilization rate.
	The rapid growth in the penetration rate of new energy vehicles, reaching nearly 50% in 2024, reflects consumer preference but also raises expectations for supporting infrastructure such as charging stations. Failure to meet these demands may impact product sales and revenue.	XPENG is actively expanding its charging network, with over 2,025 self-operated charging stations covering 420+ cities and reaching the milestone of 10,000 charging piles. The Company also collaborates with international energy giants like bp pulse to mutually open charging networks. By 2025, XPENG plans to add over 1,000 supercharging/ultra-fast charging stations, providing high-quality charging services through the expansion of our self-operated charging network and turning risks into opportunities.

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XPENG Motor 2024 ESG Report 52

3.2 Green Products

XPENG commits to green production and sustainable development, actively exploring green solutions throughout the product lifecycle in areas such as green product design, green product certification, battery recycling, and hazardous substance control. This ensures that our products meet user needs while offering low-carbon and environmentally friendly advantages.

XPENG

3.2.1 Green Design

We are committed to incorporating environmentally friendly principles into the product design phase, continuously promoting innovative measures such as lightweight vehicle design and upgrades to the electric drive system to reduce the carbon footprint throughout the vehicle's lifecycle.



01 Lightweight Design

XPENG adopts lightweight and high-rigidity designs to reduce carbon emissions during the vehicle's lifecycle. During the reporting period, we implemented aluminum alloy integrated die-casting technology in the production processes of the front cabins and rear floors of mass-produced models such as the G6, X9, and P7+. This increased body rigidity by approximately 60% while effectively reducing vehicle weight, achieving energy savings and emission reductions. In the future, we will continue to expand the application of integrated die-casting technology across more models to achieve lightweighting without compromising performance.



02 Battery Management Optimization

We optimize battery development technology with a focus on environmental efficiency. Our battery management system has been optimized to improve energy utilization efficiency, increasing the range by approximately 8 kilometers on a full charge compared to previous models. In addition, we continuously refine battery charging and discharging technologies by efficiently capturing and reusing energy generated during vehicle braking, coasting, and other processes. This ensures that every energy recovery event is more precise and effective, maximizing the conversion of recovered energy into usable battery power. As a result, we significantly enhance the vehicle's driving range, delivering a longer-lasting and more reliable travel experience for our users.



03 Powertrain Upgrades

We are dedicated to developing and applying innovative technologies to enhance the energy efficiency of the powertrain. Advanced control strategies have been introduced for Integrated Power Unit (IPU), and technologies such as water-source heat pumps are being explored to improve the energy efficiency of electric vehicles. During the reporting period, XPENG launched a new electric drive system design under the Kunpeng Super Electric System, achieving a CLTC efficiency of 93.5%, a 1.5% improvement over the previous generation's 800V high-voltage SiC oil-cooled flat-wire electric drive system with 92% CLTC efficiency. This results in a 3.5% energy saving, reducing energy consumption by approximately 0.4–0.6 kWh per 100 kilometers and effectively lowering the vehicle's energy consumption during operation. Additionally, the application of low-friction and low-drag technologies further reduces wheel resistance, significantly decreasing carbon emissions.

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XPENG Motor 2024 ESG Report 53

3.2.2 Green Products

We adopt environmentally friendly material solutions, such as large-scale using PU leather materials certified by OEKO-TEX Standard 100 for infant contact in the interior of the P7+ model, and equipping it with CN95-grade air filters that achieve over 95% purification efficiency for 0.5μm particles.

We are committed to reducing the carbon footprint during product use by leveraging technological innovations to save energy during driving and charging. For home charging piles, we introduced a sharing feature to support shared home charging and reduced standby power consumption from 4.2W to 2.8W. For supercharging equipment, we launched the S5 model, which not only improves charging speed but also reduces standby power consumption from 101.8W to 54.4W, representing a 46.6% reduction. Additionally, multiple energy-saving technologies applied to the P7+ model result in a network terminal energy consumption of only 11.4 kWh per 100 kilometers under CLTC standards, achieving a range of 10 kilometers per kWh and helping users save energy and reduce emissions.

XPENG

Product Safety Certifications and Awards

C-GCAP[8] 5-star ratings for Occupant Health, Energy Efficiency, and Low Carbon

XPENG G9 Model

C-GCAP 5-star and C-AHI[9] 5-star health car ratings

XPENG X9 Model

OEKO-TEX Standard 100 Certification

The cover materials used in the interior design of XPENG X9 model have received

OEKO-TEX Leather Standard Level I Certification

The cover materials used in the interior design of XPENG X9 model have received


G9

[8] C-GCAP, or the China Green Car Assessment Program, evaluates the green performance of vehicles across three dimensions: vehicle health, energy efficiency, and low-carbon impact, assigning star ratings for each category.
[9] C-AHI, or the China Automobile Health Index, assesses and rates vehicles based on factors such as volatile organic compounds (VOC) inside the cabin, cabin odor intensity (VOI), electromagnetic radiation (EMR), particulate matter (PM), and the risk of allergens (VAR), providing star ratings for each metric.

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XPENG Motor 2024 ESG Report 54

During the reporting period, XPENG developed the Organizational Carbon Emission Accounting Standards and Vehicle Product Carbon Footprint Accounting Standards based on international accounting principles and the Company's specific circumstances, further enhancing its carbon management capabilities. XPENG conducted carbon footprint assessments for all its vehicle models, covering the entire lifecycle from raw materials to production and usage. Based on data from the "China Automobile Industry Chain Carbon Publicity Platform" (CPP), the average lifecycle carbon emissions of XPENG's vehicles in 2024, weighted by production volume, were 192.35 gCO_2e/km, 29.1%–42.7% lower than same-class fuel vehicles. Key model comparisons are shown in the table below.

Compared to traditional fuel vehicles, the electric vehicles produced by XPENG in 2024 are expected to reduce carbon dioxide emissions by over 3.11 million tons throughout their lifecycle.

Model	Full Lifecycle Carbon Emissions[Note] (gCO_2e/km)	CPP Average for Same-class Fuel Vehicles (gCO_2e/km)	Difference Rate
P7i	188.63	271.30	-30.47%
G9	231.46	366.89	-36.91%
G6	209.26	311.24	-32.77%
X9	244.72	345.09	-29.09%

Note: We adopt the same calculation scope as CPP for comparison, which includes the raw material acquisition stage, the vehicle manufacturing stage, and the vehicle usage stage of carbon emissions.

Carbon emissions in the automobile industry chain are primarily concentrated in raw material acquisition and manufacturing. However, many upstream suppliers face challenges in meeting increasingly stringent global low-carbon regulations due to limited technical capabilities and awareness. In 2024, XPENG's survey revealed that 62% of suppliers lacked sufficient understanding of "ESG/Dual Carbon" concepts, particularly in collecting carbon emission data. To address this industry bottleneck, XPENG launched the "Supplier Carbon Empowerment Program," systematically enhancing the carbon management capabilities of the supply chain through a "training + collaboration + customization" model to build a green industrial ecosystem. During the program, XPENG organized two large-scale online carbon empowerment events, reaching over 300 participants, and provided more than 54 one-on-one carbon management empowerment sessions for suppliers. Additionally, XPENG collaborated with third-party institutions to conduct on-site surveys and deliver customized "Carbon Management System Construction Survey Reports" to some suppliers, offering targeted guidance and recommendations free of charge. By the end of 2024, over 80% of suppliers had participated in carbon empowerment activities and completed carbon emission data collection, laying a solid foundation for XPENG's full value chain carbon management. Furthermore, over 40% of suppliers expressed a need for continued empowerment. During the program, XPENG also identified carbon compliance risks for several suppliers, including a domestic listed company, preventing potential economic losses. This initiative not only deepened the collaboration between XPENG and our suppliers but also established a strong foundation for future joint carbon management efforts.


XPENGCarbonManagement Exchange
XPeng ESGCommittee
2024/09/18

Figure: Carbon management training for suppliers of XPENG



Figure: Carbon management training site for suppliers of XPENG

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3.2.3 Green Recycling

As a new energy vehicle manufacturer, we recognize the importance of power battery recycling and resource recycling for environmental protection and resource circularity. We actively promote the improvement of recycling systems through technological innovation and management optimization.

Battery Recycling

XPENG has established a whole-process management procedure for waste power battery recycling. For the end-of-life batteries generated by after-market sales/clients, consumers can send their vehicles to the after-sales service centers for professional diagnosis by XPENG's maintenance technicians. We will dismantle the batteries that meet end-of-life conditions, and hand over to qualified suppliers for recycling and reuse. We not only actively promote power battery recycling, encouraging cooperative insurance companies and customers who own used batteries to prioritize XPENG's official recycling channels, but also register traceability information for the recycled batteries and regularly report the flow of used batteries to the national traceability platform to ensure legal and compliant handling. By 2024, XPENG's self-produced retired power batteries and battery packs achieved a recycling rate of over 95%, with a cumulative total of more than 690 battery packs recycled.

Flow diagram of battery recycling process


Used Batteries Packs
Used Modules
Used Cells
Overall appearance integrity, no breakage, leakage, fire or destructive experiments
YES
NO
Echelon
Recovery

Resource Recycling

XPENG has launched an aluminum plate closed-loop recycling project. This project developed a closed-loop recycling technology for aluminum plates. By upgrading and retrofitting existing production lines, 100% of the aluminum plate scraps from the production lines are recycled and processed to develop aluminum plates that meet performance requirements, which are then reused in car production. This project can reduce the consumption of primary aluminum by 40% per vehicle and cut carbon emissions by approximately 700 kilograms per vehicle. It is the first domestic demonstration project for closed-loop aluminum plate recycling. By the end of 2024, in the integrated die-casting components of the G6, X9, and P7+ models, we have used about 40% recycled materials, successfully achieving a 30% reduction in carbon emissions. In the future, we will continue our efforts, planning to increase the use of high-proportion recycled materials in the production of all models.

Key Performance Metrics | Percentage of products sold in 2024 that are reusable or recyclable

Model	Reusability Rate (%)	Recyclability Rate (%)
P5	93.7%	97.9%
P7i	93.2%	97.4%
G6	90.4%	97.6%
G9	91.7%	98.6%
X9	88.5%	97.0%
M03	91.7%	97.5%
P7+	91.7%	97.4%

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3.3 Green Production

XPENG adheres to the concept of green production and sustainable development, and actively assumes environmental protection responsibilities. We strictly comply with the requirements of various laws and regulations of the countries and regions where we operate. Across a full-spectrum of our business operations, we continuously optimizing energy efficiency and energy structure, efficiently using water resources, and implementing comprehensive waste management. We are committed to reducing the environmental impact of production and operational activities and building green, environmentally friendly, and sustainable manufacturing plants.

3.3.1 Environmental Management

XPENG continues to optimize its environmental management system, refines various responsibilities of environmental management, and implements measures for environmental emergency response and ecological protection. The Company regularly monitors and audits environmental indicators to ensure compliance with environmental regulations. We actively conduct employee environmental training to enhance green awareness and strengthen environmental management capabilities.



Environmental Management System

XPENG strictly abides by the Environmental Protection Law of the People's Republic of China, Law of the People's Republic of China on Environmental Impact Assessment and other relevant laws and regulations in the countries and regions where it operates. The Company is committed to continuously improving environmental performance to reduce its environmental impact. By the end of 2024, all XPENG manufacturing plants had obtained ISO 14001 environmental management system certification. In 2024, Guangzhou Yuepeng Automobile Sales and Service Co., Ltd. and Guangzhou Zhipeng Manufacturing Co., Ltd. obtained ISO 14001 certification, while the Zhaoqing Plant and others obtained GB/T 24001 certification.

During the reporting period, we optimized the Group's EHS (Environment, Health, and Safety) structure by establishing a company-level Safety Committee. The Company president was appointed as the head of the committee, with leaders from each first-tier department serving as members. The Committee's primary responsibilities include making decisions on significant environmental and safety management matters and tracking the implementation of related work.

We have developed internal environmental protection management policies covering the entire business process and suppliers. At the Group level, we have issued policies such as the Environmental Occupational Health and Safety Management Manual, Environmental Safety Monitoring and Measurement Management System, and the Construction Project Three Simultaneous Management System, which standardize environmental management practices and requirements. Additionally, each manufacturing plant has formulated and updated department-level policies, such as the Safety and Environment Management System for Interested Parties of XPENG, based on their specific conditions.

XPENG's environmental management policies cover multiple aspects of the business	
Manufacturing operations and business facilities	"Construction Project Three Simultaneous Management System" "Environmental Protection Facilities Management Procedures" "Environmental Occupational Health and Safety Management Manual"
Waste management	Solid Waste Pollution Prevention and Control Management System" "Management Procedures for Wastewater Pollution Control" "Hazardous Waste Management Procedures" "Code for General Waste Management"
Addressing environmental impacts	"Management Procedures for Identification and Evaluation of Environmental Factors" "Emergency Plan for Environmental Pollution Accidents" "Environmental Protection Management Procedures" "Environmental Monitoring Management Procedures" "Radiation Protection Management System"
Logistics	"Logistics Planning White Paper"
Suppliers and contractors	"The Safety and Environment Management System for Interested Parties of XPENG"

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Environmental Monitoring and Auditing

We regularly entrust qualified third parties to monitor wastewater, gaseous pollutants, and groundwater. The monitoring results showed that all indicators have met the standards. We conduct internal and external environmental audits every year to ensure that day-to-day management and operations to comply with relevant regulations, standards and the requirements of stakeholders. We have not been subject to any significant fines or penalties related to environmental or ecological issues over the past five fiscal years.

Emergency Management of Environmental Incidents

We have formulated a comprehensive risk factor identification mechanism. In response to emergency environmental pollution incidents, we have formulated a series of system documents such as the Emergency Assessment Report for Environmental Risks, the Emergency Investigation Report for Environmental Emergency Resources and the Emergency Response Plan for Environmental Emergencies. We have also set up an emergency response team and determined the responsibilities, personnel, technology, equipment, facilities, materials, and coordination needed from all relevant departments. During the reporting period, the Zhaoqing Plant and others conducted reviews of major hazardous sources in hazardous waste storage facilities, analyzed potential risks such as adhesive fires, chemical leaks, and fires, and conducted corresponding emergency drills to improve the efficiency of responding to environmental emergencies and the ability to mitigate risks.

Green Low-Carbon Culture

XPENG focuses on enhancing employees' environmental awareness by implementing the Environmental, Occupational Health, and Safety Training Management Measures and regularly organizing training activities on environmental themes. In 2024, the Company held five ESG and dual-carbon training sessions for relevant departments. XPENG's manufacturing plants conducted environmental training on topics such as environmental protection device management, hazardous waste management, hazardous chemical management, environmental regulations, environmental management systems, and environmental factor identification. Environmental management policies and impacts were also incorporated into new employee onboarding training. For incoming suppliers, the Company organizes unified safety and environmental training and requires them to sign the Stakeholder Safety and Environmental Agreement and Stakeholder Safety and Environmental Commitment Letter.

Ecosystem Protection

XPENG places great emphasis on biodiversity conservation, actively responding to initiatives such as the United Nations' Convention on Biological Diversity, Kunming Declaration, and Kunming-Montreal Global Biodiversity Framework. We strictly control potential ecological impacts from production and operations. We have developed biodiversity protection procedures for infrastructure construction, covering ecological restoration before and after construction, the establishment of ecological protection zones, restrictions on destructive construction activities, and the use of sustainable building materials. At the initial stages of project construction, we commission qualified third-party agencies to conduct ecological impact assessments, including biodiversity and habitat evaluations, to comprehensively identify potential ecological risks and environmental impacts during and after project construction. Based on these assessments, we formulate corresponding solutions and protection plans, such as using technical means to monitor changes in groundwater quality, to minimize the impact on ecosystems.


G9

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3.3.2 Energy Management

XPENG is committed to improving the energy management efficiency of its manufacturing plants, actively advancing the improvement of the energy management system and energy-saving renovation projects, and increasing the proportion of renewable energy usage. This aims to continuously optimize energy performance and energy structure, enhance operational efficiency, and reduce carbon emissions from production.

XPENG

Energy Conservation

XPENG strictly abides by relevant laws and regulations such as the Energy Conservation Law of the People's Republic of China and continuously optimizes its own energy management. Each manufacturing plant has established regulations such as the Manufacturing Plant Energy Management Procedures, standardizing management processes from three dimensions: energy procurement, refined management, and energy-saving improvements, so as to enhance the effectiveness and efficiency of energy utilization, and promote the Company's sustainable development. In 2024, XPENG has continued to practice energy conservation and emission reduction with the target of lowering energy consumption by 5% per unit vehicle.



Guangzhou Plant

Through independent maintenance of compressed air during non-production stages, energy saving measures in water cooling systems, loss reduction in air conditioning cooling, and energy saving improvements in deodorizing fans in sewage stations, energy efficiency is improved, promoting the rational use of energy. For example, the North District Plant reduced electricity consumption by 378,000 kWh by lowering compressed air production pressure and optimizing the cooling method for PDI air conditioning in the final assembly.

During the reporting period, a third-party energy audit was completed, an energy audit report was prepared, and submitted to municipal regulatory authorities for review.

Zhaoqing Plant

To standardize energy usage and reasonably control and allocate energy, efforts were made from four aspects: management, technical improvements, learning, and promotion to further raise energy-saving awareness. In 2024, a comprehensive inspection of on-site energy waste was conducted, identifying and rectifying 158 issues with a 100% closure rate. Energy-saving case studies were shared, resulting in nearly 100 improvement projects covering energy control optimization, emission and waste reduction, and technical upgrades. During the reporting period, the installation of smart controllers on electrical room air conditioners saved 500,000 kWh of electricity.

Given the widespread use of visual screens and production robots in smart factories, specialized optimizations were made based on the functions of different screens (e.g., OT screens, Andon screens) and the operating hours of robots, reducing OT screen energy consumption by 50%.

Clean Energy

XPENG considers increasing the proportion of clean energy in its operations as a core element of its green development strategy. In 2024, the Zhaoqing Plant and Wuhan Components Plant completed additional photovoltaic installations in November and December, respectively, increasing XPENG's total photovoltaic capacity by 72% to 80.7 MW. In the future, XPENG plans to implement photovoltaic projects in more initiatives to further increase the proportion of green energy.

While expanding the installation area, XPENG'S manufacturing plants improve light transmittance and increase power generation through regular cleaning of photovoltaic panels and daily maintenance. The Zhaoqing Plant increased the number of photovoltaic access lines from 3 to 6 through specialized technical improvements, raising the photovoltaic utilization rate from 50% to 75%.

In 2024, XPENG's photovoltaic projects adopted a surplus electricity grid connection model, feeding 17,800 MWh of green electricity back to the regional grid, reducing regional carbon emissions by over 9,700 tons.

In 2024, XPENG has achieved both cost reduction and carbon emission reduction benefits through the use of photovoltaic power:

25,718 MWh
In 2024, photovoltaic electricity usage reached 25,718 MWh;

29%
Photovoltaic power usage accounting for 29% of the total electricity consumption at manufacturing plants;

14,000 tons
Reduced carbon emissions by over 14,000 tons.

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3.3.3 Water Resources Management

XPENG adheres to national water resource management policies, strictly controls wastewater discharge, and optimizes water intake and usage processes to avoid adverse impacts on water resources. The Company's water source comes from municipal water supply systems, and no water pollution incidents or related fines occurred during the reporting period.

Wastewater Management

XPENG has established a strict Water Pollution Prevention and Control Management System to ensure that wastewater is treated to meet standards before discharge. Each manufacturing plant is equipped with independently operated wastewater treatment facilities to ensure compliance with the Discharge limits of water pollutants (DB44/26-2001) of Guangdong Province.

Production Wastewater	Domestic Sewage
In the coating workshops, the Company has adopted zirconization for conversion coating, which can avoid the discharge of heavy metal wastewater and effectively protect water resources.	Sewage from the canteen is set up with oil separation tanks and retention tanks, removing any deposited food residue, and direct discharge into sewage pipes are prohibited.
All sewage discharge goes through a sedimentation tank and restricted maintenance areas, which is then discharged into the designated sewage pipelines.	Bathing sewage is discharged into sedimentation tanks for retention, in order to prevent any solid waste such as rags or plastic bags from being discharged into sewage pipes.
Water drains are equipped with filters to regularly collect and remove oils.	A three-stage filtration system is implemented for sewage discharge from toilets, which is discharged according to the designated sewage pipes.

Reducing Water Resource Usage

XPENG regards water resource protection and conservation as key elements of green production. Through technological upgrades, the Company has optimized water usage equipment and processes at its manufacturing plants to improve water resource efficiency.

During the reporting period, XPENG set a goal to reduce water consumption per vehicle by 10% compared to 2023. By the end of 2024, this goal was successfully achieved. In the future, we will continue to reduce freshwater usage and wastewater discharge by increasing water recycling, striving to achieve industry-leading water efficiency.

Daily Operations	Production Processes
Duty personnel must inspect water supply pipelines daily and record water usage data. Any leaks or abnormal water usage must be immediately investigated and repaired. Each manufacturing plant's sewage station is equipped with a reclaimed water reuse system, using sand filtration, carbon filtration, and reverse osmosis processes. The reclaimed water reuse rate exceeds 50%, with treated reclaimed water used for flushing toilets, landscaping, water pools, and fire pool replenishment. During the reporting period, reclaimed water reuse saved over 100,000 tons of water across manufacturing plants.	Industrial water is used as the main supply source for the coating process, reducing fresh water consumption. The welding cooling water circulation system is optimized based on production cycles and temperature change models, ensuring minimal pump power while meeting production needs, further reducing water resource consumption.

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3.3.4 Pollutant Management

Air Pollutants

XPENG strictly complies with the Air Pollution Prevention and Control Law of the People's Republic of China, implements exhaust gas emission management during production and operations, and establishes systems such as the Air Pollution Prevention and Control Management System. Targeted measures are taken to ensure exhaust emissions meet standards and avoid negative impacts on the atmospheric environment.

For dust and volatile organic compounds (VOCs) generated during production, we regularly inspect the replacement of activated carbon and the effectiveness of dust removal fans. We actively select processes, technologies, and equipment that cause minimal or no pollution, prioritizing raw and auxiliary materials with low or no toxicity and low VOCs content to minimize the generation and emission of such pollutants.

XPENG

Main air pollutants	Processing measures
Dust	After being collected and processed by the exhaust gas collector, dust is discharged through a 15-meter-high exhaust stack, meeting regulatory standards. Small amounts of smoke that are trapped indoors are collected by the roof ventilator fan to ensure that it is discharged into the atmosphere for dilution and diffusion after meeting standards.
VOCs	VOCs are collected through various work-station gas fume hoods, and then adsorbed by the first-order activated carbon filters. After ensuring regulatory standards are met, it is discharged from the exhaust pipes, complying with Guangdong Province's Emission Standard of Volatile Organic Compounds for Surface Coating of Automobile Manufacturing Industry (DB44/816-2010).



Waste Gas Management Measures in Each Workshop

Die-Casting Workshop

- The workshops in our plants have implemented multiple waste gas management measures, including dust removal systems for melting furnaces, organic waste gas purification systems for die-casting, and oil mist treatment systems for machining equipment. These systems use advanced technologies such as cyclone dust collectors, wet scrubbers, electrostatic purifiers, and wet deep treatment devices to ensure dust and VOCs emissions meet standards.



Welding Workshop

- High-efficiency filter dust collectors are used to adsorb smoke and dust, achieving 99% dust removal efficiency. Mobile welding fume purifiers are installed for dispersed CO2 shielded welding machines, purifying welding fumes before discharging them into the workshop, optimizing internal air quality and effectively reducing exhaust emissions.



Coating workshop

- Adopting B1B2 water-based coating processes, reducing 15% emissions of VOCs compared with traditional processes, reducing the organic pollutants at the source.
- Adopting the latest regenerative thermal oxidizers in the industry, the device can fully burn and isolate the organic pollutants in the waste gas, with a removal rate of 95% or more, and effectively purify any organic pollutants.
- Implement measures such as controlling the consumption of solvents for cleaning, reducing cleaning frequencies of robotic coating devices for switches in coatings, optimizing process parameters and procedures, etc. have also been taken to reduce VOCs emissions.
- The use of membrane technology in pre-treatment processes reduces paint residue by approximately 94%, indirectly reducing organic pollutants in exhaust emissions.



In 2024, XPENG's sulfur oxide emissions were 2.68 tons, nitrogen oxide emissions were 11.85 tons, and particulate matter emissions were 6.93 tons. In the future, we will continue to reduce unit nitrogen oxide, sulfur oxide, and particulate matter emissions to ensure continuous improvement in air quality.

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Waste Management

We strictly comply with relevant laws and regulations such as the Law of the People's Republic of China on the Prevention and Control of Environment Pollution Caused by Solid Wastes, establish a comprehensive waste management system, and develop internal management systems such as the Solid Waste Pollution Prevention and Control Management System and Hazardous Waste Management Procedures. Waste is managed comprehensively from classification, transfer, to disposal. During the reporting period, the Zhaoqing Plant and the Guangzhou Plant conducted important hazard source reviews of hazardous waste storage facilities, identified potential environmental and safety risks, and conducted emergency drills for chemical leaks and adhesive fires to enhance the ability to respond to sudden waste pollution and safety incidents.

XPENG

Waste management measures

Storage placement	Set up a solid waste storage room to classify, recycle and process metal scraps, waste packaging materials, hazardous waste, domestic waste, etc., with daily cleanup. The storage site is treated with cement hardening and anti-seepage treatments, and ground leakage collection trenches are installed to avoid environmental pollution accidents. The storage site is equipped with dry powder fire extinguishing systems, combustible gas monitoring systems, central air conditioning, electrostatic discharge devices and other safety measures to effectively avoid environmental pollution incidents.
Transition processing	Signed a waste disposal contract with a qualified third-party unit and conduct waste transition and treatment in accordance with the "Measures for the Management of Hazardous Waste Transfer". All hazardous waste entering the warehouse is weighed, recorded, and dealt with in a suitable manner. Establishing a solid waste management system, keeping track of waste disposed, and entrusting a qualified third party to handle the waste, ensuring that the waste is properly disposed of.
Hazardous waste reduction	Reducing the generation of hazardous waste by increasing the glue coating pressure plate to reduce glue residue, adding lining within the glue barrel, and reducing the use of solvents (particularly reducing the frequency of varnish cleaning and increasing the ratio of water-based solvents).

During the reporting period, manufacturing plants reduced hazardous waste generation by over 700 tons. Among them, we reduced water-based hazardous waste by nearly 450 tons through the introduction of drying equipment for sludge and adjustments to sewage station sludge pressing processes. The Guangzhou Plant reduced hazardous waste generation by 170 tons through measures such as optimizing vehicle color sequencing, reducing residual adhesive in final assembly and body shops, recycling adhesive barrels, separating adhesive barrel liners, and improving residual adhesive weight at triangular window glass adhesive stations.

Case: Guangzhou Plant Adhesive Waste Reduction Measures

To reduce adhesive waste, the Guangzhou Plant upgraded sealing adhesive equipment by replacing suction cups and lowering sealing adhesive tray heights to reduce residual adhesive at the bottom of barrels. In 2024, 68 sealing adhesive stations were modified, reducing adhesive waste by 2 kg per large barrel and 0.5 kg per small barrel. These optimizations reduced adhesive waste per vehicle by 24 grams.



At the start of each year, we formulate a waste management plan to clarify the total amount of waste produced and unit production targets, and conduct monthly analysis and improvements. In 2024, all plants achieved a 100% hazardous waste compliance rate and exceeded emission reduction targets, with the Zhaoqing Plant achieving a 19.1% reduction and the Guangzhou Plant achieving a 19.7% reduction. The Company recycled 21,310 tons of waste annually, with all manufacturing plants achieving 100% recycling of industrial steel scraps, cardboard, and other industrial solid waste. In the future, we plan to further reduce waste emission density through harmless and resource-based management of production waste.

Noise Pollution

To address noise generated during production, we have formulated the Noise Pollution Management and Control Procedures and implemented diverse measures based on different characteristics of the noise source. At manufacturing plants, we use a combination of tall trees and low shrubs to reduce noise through sound absorption. High-noise equipment such as air compressors is housed indoors to utilize building sound insulation. Presses in stamping workshops are fully enclosed with soundproofing materials to further reduce noise. Additionally, we prioritize low-noise equipment and use vibration damping and noise reduction technologies to minimize operational noise.

At construction sites, we strictly follow relevant standards, conduct necessary noise level measurements, ensure compliance with noise emission limits, and obtain environmental department permits when necessary. During the reporting period, we commissioned qualified third-party agencies for environmental monitoring, including factory boundary noise monitoring, with a 100% compliance rate and an average noise level 14% below the standard limit.

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3.4.2 Green Transportation

We continuously optimize transportation strategies by replacing vehicles with new energy vehicles, increasing the load rate of transport vehicles, and adjusting the proportion of water and rail transport to minimize carbon emissions during transportation. Our Logistics Planning White Paper outlines multiple requirements to promote green logistics. During the reporting period, we not only required logistics suppliers to use trucks compliant with China's Phase V vehicle emission standards but also encouraged suppliers to increase the proportion of new energy vehicles in their fleets. Furthermore, through collaboration with international maritime logistics suppliers, we explored various carbon reduction methods, including the use of biomass fuels, to achieve lower-carbon international vehicle logistics.

XPENG Green Initiatives in Logistics

Increasing the full load rate

According to the contract structure and recent scheduling resources, we adjust the vehicle loading order. In consideration of the estimated sales trend, we replenished the inventory in advance for transport orders without full load, thus improving the full load rate and reducing the energy consumption and carbon emission in transport.



Establishing Logistics Matching Models

Use models to precisely identify optimal regions, optimize component pickup routes, shorten pickup distances, reduce energy consumption, and lower carbon emissions.



Optimizing the mix of water-rail multimodal transport

In consideration of the efficiency of water transport and railroad transport, we increased the proportion of railroad transport in inland regions, and reduced the demand for connecting transport from ports to warehouses, thus reducing unnecessary transport journeys.



Selection of logistics and transportation equipment

Lithium battery charging equipment is used in our transportation equipment to eliminate lead-acid battery and avoid polluting liquids. Our Guangzhou Plant has achieved 100% use of lithium charging equipment.



Electrifying logistics equipment

In 2023, our Zhaoqing Plant deployed new energy unmanned tractors for in-plant distribution. During the reporting period, all new and existing logistics equipment in the three major plants now run on electricity.



Divisional power charging for equipment

The Company applied divisional power charging for the assembly-line's equipment charging room and the Autonomous Mobile Robots (AMR) for assembly-line, reducing the moving distance needed for charging and energy consumption.



Energy-saving with automated carriage equipment

The Company's Guangzhou Plant's automated carriage equipment features standby energy-saving mode, which will operate in energy-saving mode during long non-task hours or off-work timeframe to reduce energy consumption.

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3.5.2 Green Office

We integrate green, low-carbon, and eco-friendly concepts into daily work and life, formulating a series of green office and travel policies, including the XPENG Headquarters Campus Energy Saving and Consumption Reduction Control Plan, XPENG Innovation Center Energy Saving and Consumption Reduction Control Plan, and Overseas Business Travel Management Regulations, aiming to create a diversified low-carbon work environment. Additionally, we actively promote a low-carbon office culture, encouraging employees to implement environmental and green living concepts in their daily routines.

In 2024, we customized over 20,000 Mid-Autumn Festival gift boxes using eco-friendly paper or corrugated cardboard. These materials are low-energy, low-pollution, and recyclable, with corrugated cardboard being 100% recyclable. Approximately 14.5 tons of recycled pulp were reused.

For the 10th-anniversary employee commemorative T-shirts, we chose certified organic mercerized cotton, ensuring no chemical pesticides or fertilizers were used during cotton cultivation. The production process used environmentally treated organic cotton fibers, reducing environmental impact. Advanced manufacturing processes, eco-friendly dyeing, and recyclable production methods ensured product sustainability.

Energy saving	Conservation of resources
Turn off lights during lunch break, control lighting during non-working hours on weekends and working days.	Promote the use of recycled paper and double-sided printing
Save electricity in meeting rooms and use smart meeting room booking systems to optimize usage of meeting rooms, reducing energy consumption caused by vacancies or invalid reservations.	Implement paperless processes for multiple workflows.
Use energy-saving products.	Set up electronic posters in public areas to reduce paper consumption.
Encourage employees to travel through public transportation and provide employees with commuter shuttles.	Promote dining in restaurants to reduce the waste of resources caused by food packaging.
	Provide reusable stationery.
	Resource recycling, setting up categorized waste disposal bins and environmentally friendly recycling cartons.
	Prioritize the purchase of office equipment and furniture made from environmentally friendly, energy-saving and renewable materials.

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04



Collaborative Pursuit of Sustainable Prosperity

With responsibility as the cornerstone and innovation as the driving force, XPENG is fully implementing sustainable development concepts. Through multi-dimensional collaborative development XPENG continuously strengthens corporate responsibility and promotes shared prosperity between the company and society.

5 awards
Receive employer related awards

100%
Signing rate for the Integrity Commitment Letter among suppliers

12.95 Million
Donated accumulatively to the XPENG Public Welfare Foundation

SDGs response of this chapter


1 NO POVERTY
2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
6 CLEAN WATER AND SANITATION
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES
17 PARTNERSHIPS FOR THE GOALS

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4.1 Employee Responsibility

Employees are the core driving force of corporate development. XPENG consistently adheres to the principle of being people-oriented, safeguarding rights, empowering growth, and implementing diverse care initiatives to create a chapter of happiness and achievement with employees.


M03

4.1.1 Employee Rights Assessment

XPENG strictly commits with the Labor Law of the People's Republic of China, the Labor Contract Law of the People's Republic of China, the Prohibition of Child Labor Regulations, and international standards such as Social Accountability 8000 (SA8000), the Global Sullivan Principles, and the UN Guiding Principles on Business and Human Rights. We conduct labor rights due diligence processes to build an employee protection system and safeguard fundamental employee rights.

Labor Rights Due Diligence Process

XPENG

01 Risk Identification

Thoroughly analyze potential labor rights risks, including ensuring legal and compliant employment, timely and full payment of wages, reasonable working hours, and optimizing the work environment.

02 Preventive Measures

We revised and improved the Employee Code of Conduct Regulations V3.0 and the XPENG Anti-Harassment Policy to create a fair and reasonable treatment environment for employees. All job applicants are required to present valid identification documents to verify their legal working age.

03 Monitoring and Detection

We regularly assess employees' rights condition, collect feedback and suggestions, and continuously optimize the existing system. Additionally, we conduct periodic human rights risk assessments for all employees to verify compliance. In case of violations, we promptly investigate the causes and take strong measures to prevent recurrence.

04 Impact Mitigation

Establish smooth employee complaint channels and form professional complaints handling teams to ensure effective implementation of human rights management measures, thereby reducing the impact of various risks.

Directory About This Report Message from the Board of Directors CEO’s Letter XPENG’s Sustainable Development About XPENG Sustainability Management 01 Solid and Efficient Governance 02 Quality Products Delivery 03 Low Carbon Drives the Future 04 Collaborative Pursuit of Sustainable Prosperity 05 Appendix XPENG Motor 2024 ESG Report 69 Equal Hiring We have established the Recruitment Management Regulations, Every November, we initiate the annual human resources prohibiting discrimination based on gender, age, race, planning process for the following year based on departmental nationality, religion, or other social and personal factors during business plans and the Company budget requirements. We recruitment, onboarding, training, promotion, and rewards. use various methods, such as labor efficiency analysis and We provide equal work opportunities to all employees and business process analysis, to develop the human resources candidates in accordance with the law. plan. Simultaneously, we strive to build a comprehensive talent pool system, conduct in-depth human resources analysis, and XPENG is committed to building a diverse, inclusive, fair, and accurately align with the talent needs of various business lines. equitable work environment, respecting and encouraging For employees whose skills do not fully match their current cultural and talent diversity. The Company provides systematic roles, the Company provides internal job rotation and transfer anti-discrimination and anti-harassment training for all new opportunities to achieve optimal alignment between employee employees to strengthen workplace civility and reinforce skills and Company needs, supporting both employee career professional conduct standards. Additionally, the Company development and corporate strategic goals. has established a robust grievance mechanism for workplace discrimination, harassment, and abuse, allowing all employees to file complaints. If a complaint is verified, the Company will take disciplinary action in accordance with laws and regulations.

Directory About This Report Message from the Board of Directors CEO’s Letter XPENG’s Sustainable Development About XPENG Sustainability Management 01 Solid and Efficient Governance 02 Quality Products Delivery 03 Low Carbon Drives the Future 04 Collaborative Pursuit of Sustainable Prosperity 05 Appendix XPENG Motor 2024 ESG Report 70 Indicator Unit 2022 2023 2024 Total number of employees Person 15,829 13,550 15,364 Number of part-time/internship employees Person 802 817 2,751?? Number of new employees Person 7,910 3,795 5,825 Number of employees with disabilities Person 114 185 102 Proportion of employees by sex Unit 2022 2023 2024 Male employees Person 80.4 80.4 81.4 Female employees Person 19.4 18.1 17.1 Undisclosed Person 0.2 1.5 1.5 Proportion of employees by employment rank Unit 2022 2023 2024 Senior management % 0.1 0.1 0.1 Middle management % 9.0 9.5 9.96 Ordinary employees % 90.9 90.4 89.94 Proportion of employees by age Unit 2022 2023 2024 29 years old and below % 46.6 39.9 35.9 30-49 years old % 51.3 58.0 61.8 50 years old and above % 0.3 0.2 0.2 Undisclosed % 1.8 1.9 2.1 Proportion of employees by region Unit 2022 2023 2024 Chinese mainland % 98.5 97.9 97.8 Hong Kong, Macao and Taiwan % 0.2 0.2 0.2 Other regions % 1.3 1.9 2.0 ??

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XPENG Motor 2024 ESG Report
71

Labor Compliance

XPENG strictly adheres to international human rights standards, including the Universal Declaration of Human Rights, the UN Guiding Principles on Business and Human Rights, the International Labor Standards of the International Labor Organization, and self- governing principles on security and human rights, during our global business expansion. We are committed to deeply understanding human rights, respecting the unique cultures, customs, and languages of different countries and regions. In our business operations, we actively integrate harmoniously with local societies, ensuring that business development aligns with social values.

XPENG firmly prohibits child labor and forced labor in its operations and among its partners. We uphold standardized employment practices, signing labor contracts with all formal employees and service agreements with interns and temporary workers. During recruitment, we strictly require candidates to provide valid identification documents and verify their legal working age to ensure compliance from the outset. If any signs of child labor or forced labor are detected, the Company will immediately terminate the employment relationship and handle the matter seriously in accordance with laws and regulations.

To strengthen the foundation of human rights protection, the Company regularly conducts human rights risk assessments covering all employees of the Company and our subsidiaries. Human resources audits are deeply integrated into the risk management process to comprehensively verify employment compliance. Since our establishment, the Company has consistently complied with local labor laws and regulations, with no incidents of child labor, forced labor, or coercion, maintaining a positive corporate image and social reputation.

XPENG

HR Review Process

In 2024, we updated the Employee Code of Conduct Regulations V3.0, clearly stipulating that the Human Resources Department regularly leads employment compliance checks, strictly prohibits child labor, and bans the use of products or services from companies involved in child labor. The Company reiterates our firm opposition to forced or compulsory labor, ensuring employees work voluntarily under all circumstances. Additionally, the Company strictly prohibits human trafficking and does not tolerate violence, physical punishment, personal assault, or verbal threats as means of enforcing work discipline or managing employees. Regarding anti-harassment, we provide training for all new employees to ensure they understand and comply with company policies, raising awareness of any form of harassment.

In 2024, we received no employee complaints related to discrimination, harassment, fraud, or human rights issues.



01

Step 1

During the recruitment process, recruiters check the basic information of personnel, their employment status, and whether they have prior identified prohibition of business strife.

02

Step 2

During the interview process, HR interviews are conducted, and a comprehensive determination of the candidate's experience and ability is made based on the Community Recruitment Position, Salary and Offer Approval.

03

Step 3

The offer approval process reaches a certain level to ensure that the employment meets the Company's job requirements.

04

Step 4

Conduct background checks for P7 and above employees (including some special P6A positions) based on the Background Check Standards and Process Guidelines, and produce formal background check reports.

05

Step 5

Conduct anti-fraud compliance inquiries on select personnel with reference to the Anti-Fraud Alliance compliance requirements to confirm that prospective personnel meet applicable requirements.

Directory About This Report Message from the Board of Directors CEO's Letter XPENG's Sustainable Development About XPENG Sustainability Management 01 Solid and Efficient Governance 02 Quality Products Delivery 03 Low Carbon Drives the Future 04 Collaborative Pursuit of Sustainable Prosperity 05 Appendix XPENG Motor 2024 ESG Report 72

Employee Benefits

In 2024, XPENG established a major benefits project team dedicated to formulating employee benefits policies and implementing company-wide benefit programs. The Company has formulated a Salary Management System to ensure that employees enjoy a competitive remuneration and diversified welfare system in the global market, with clearly defined salary composition, stock policies, tax regulations, payment equality among genders and welfare management in different countries.

We provide employees with a variety of remuneration and benefits, including basic salary, annual promotions, salary adjustments, year-end bonuses and shares. As of 2024, the average salary range of the Company's male and female employees was approximately equal. In addition, we provide interns and dispatched employees with competitive salaries. We also provide salary incentives, performance bonuses and a series of non-salary benefits that reflect the value and care XPENG places on all its employees.

Composition of Benefits

Non-salary benefits for employees include annual medical checkups, commercial insurance, occupational health checks, overseas business travel insurance, maternal care benefits for female employees, and compassion plan providing financial assistance for employees with major illnesses. We prioritize employees' daily needs, offering two meals a day or corresponding subsidies for all employees, including part-time and intern staff. We strive to create a caring and supportive work environment where every employee feels valued.



This year, XPENG innovatively launched the "Ten Years of Zeal, Fourfold Care to Appeal" program, covering all employees. The program provides employee benefits in four areas: talent development, family benefits, retirement stock benefits, and disability care. In 2024, over 70 employees qualified for the program, receiving a total of more than 860,000 CNY in assistance.

Case Study "Ten Years of Zeal, Fourfold Care to Appeal" Program

01 Talent Development

Supports employees' self-improvement, offering one-time scholarships of 3,000 CNY for master's degrees and 10,000 CNY for doctoral degrees.

02 Family Benefits

Introduced the "XPENG New Generation Plan," providing 10,000 CNY for families with a new-born second child or twins and 30,000 CNY for families with new-born third and above child.

03 Retirement Stock Benefits

Offers one-time commemorative stock and other retirement benefits for employees who retire after 5 or 10 years of continuous service.

04 Disability Care

Continuously supports employment for disabled employees, creating a barrier-free work environment and providing up to 5,000 CNY per person annually in disability care funds.

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Democratic Management

We actively listen to employees' voices, establishing diverse online and offline communication channels to enhance interaction and optimize employee experiences. In 2024, the employee experience platform provided all employees with anonymous feedback and opinion collection, creating an efficient resolution process. Based on the platform's feedback, targeted improvements were made, transforming employee input into actionable management enhancements. Additionally, we held all-employee meetings, gathering feedback through both online and offline channels.

Employee communication and feedback channels	
Offline means of communication	1-to-1 communication platform: 30' Listening
	Annual Employee Meetings
Online means of communication	Letters to all staff
	"XPENG people" WeChat official account
	"XPENG's Words" Feishu subscription account
	"XPENG Employee Experience" Feishu subscription account
	Employee experience platform

We conduct annual employee satisfaction and engagement surveys, focusing on employees' experiences with business and organizational culture, ensuring their voices are effectively integrated into company decision-making. The 2024 survey results were generally positive and encouraging, showing significant improvements in strategic planning, management efficiency, and corporate culture development.

XPENG

Employee Privacy Protection

XPENG places great importance on employee privacy protection. In 2024, the Company updated the Data Compliance Management Procedures, upgrading employee salary, social security, HR information, and personal records as core sensitive data. Access to such data requires strict approval and must not be stored, processed, or transmitted on networks, systems, or terminals without security measures. It is prohibited to send such data via WeChat or other online tools, take photos, upload to social platforms, or disclose to unrelated personnel.

Before collecting employees' personal information for contract signing, the Company provides the XPENG Personal Privacy Policy, clearly outlining information collection and usage rules. Information collected domestically is stored within the country, while cross-border transfers require separate authorization and security measures. The Company also provides employees with personal information management guidelines, retaining information only for necessary periods and deleting or anonymizing it afterward.

The Company has established strict employee data usage approval processes, involving business, legal, and HR departments to ensure compliant data usage. Through data classification, hierarchical control, authorization matrices, de-identification, and retention period management, we have built a comprehensive data control system to fully safeguard employee privacy.

In 2024, the Company did not encounter any penalties for violations of personal information protection regulations.

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XPENG Motor 2024 ESG Report 74

4.1.2 Supporting Employee Development

XPENG focuses on "growth-oriented" development, creating a diversified career development platform for all employees. Through continuous empowerment, we help employees enhance their capabilities, consolidate and drive the continuous improvement of the Company's core competitiveness, innovation, and transformative power, injecting strong momentum into the Company's steady growth.

Employee Training

We have established the Training Management System and Management Measures for Internal Trainers, building a comprehensive employee training system to unlock employee potential and promote their learning and growth. We continuously upgrade the "XPENG" training system, providing enhanced training for managerial staff and new explorers based on the Company's strategic plans and employees' career development needs. Additionally, we introduce diversified management, professional, and general courses to improve the course structure. This year, we have invested a total of RMB 2.752 million by integrating XPeng Class online learning platform with offline teaching resources to comprehensively support employees in acquiring knowledge and transforming results, striving to cultivate a high-quality talent team.

XPENG

01
Thousand Generals Program

A specialized empowerment project for all managerial staff, conducted through 10 events, enabling over 600 managers to deeply understand and master the Company's management philosophy, processes, and requirements. This program enhances management skills and aligns teams, focusing on TOP management scenarios to promote management operation manuals, skill empowerment, and practical sharing.

02
Explorer Program

A training upgrade project targeting campus recruits and social hires with 0-2 years of experience. It focuses on medium- and long-term talent planning and youth talent reserves. Campus recruits undergo phased cultural integration, business competency, and capability enhancement through the "Huangpu Training Camp," Pengxin Meetup Exchange, and General Skills Special Lectures. Social hires quickly integrate and become competent through the Fast-Track Onboarding Camp, laying the groundwork for future development. This program optimizes the training system and full-process management, delivering high-quality, self-trained talent for core positions.

Case Study: Explorer Program, First Lesson of the Semester

In 2024, we launched the "Huangpu Training Camp," meticulously designing 22 specialized courses covering engineering philosophy, product business, cultural exchange, team building, and more. A total of 120 campus recruits actively participated, rapidly integrating into the Company culture and enhancing job competency through systematic training and practice, laying a solid foundation for future career development.


GO! 未来，从此开启

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Professional Skill Certification

In 2024, XPENG continuously optimized the skill talent cultivation mechanism. An expert team completed the writing and review of assessment and evaluation standards for 8 professions (job types) based on relevant standards, and filed the enterprise self-assessment standards with the government system. We held a Level 2 Technician Vocational Skill Certificate Award Ceremony at the Zhaoqing Plant, presenting Level 2 (Technician) Vocational Skill Level Certificates to 35 employees who passed the enterprise self-assessment and government department reviews. Since the certification launch in 2023, 197 employees have obtained nationally recognized vocational skill level certificates.



Photo of the Level 2 Technician Vocational Skill Certificate Award Ceremony at the Zhaoqing Plant

15,219 People

In 2024, a total of 15,219 employees received training, with a training coverage rate of 99.1%.

244,288 Hours

The total training duration was 244,288 hours, with a training investment of 2.752 million CNY. The average training duration per employee was 15.9 hours.

Employee Training	Unit	2022	2023	2024
Percentage of employees receiving training[11]	%	74.5	98.6	99.1

Percentage of employee training by gender[12]	Unit	2022	2023	2024
Male employees	%	82.0	87.2	81.3
Female employees	%	18.0	12.8	17.0

Percentage of employee training by employment level	Unit	2022	2023	2024
Senior management	%	0.2	0.3	0.1
Middle management	%	5.8	6.7	10.1
General staff	%	94.0	93.0	89.8

Average number of training hours by gender[13]	Unit	2022	2023	2024
Average number of employee training hours	Hours	16.4	15.5	15.9
Male employees	Hours	16.7	15.9	16.0
Female employees	Hours	15.1	15.1	15.8

Average training hours by employment level	Unit	2022	2023	2024
Senior management	Hours	24.0	13.3	22.0
Middle management	Hours	6.6	2.6	18.5
General staff	Hours	17.3	15.4	15.4

[11] The formula for calculating the percentage of employees receiving training is: Total number of employees receiving training / total number of employees * 100%.
[12] The gender of overseas employees was not counted in this year's statistics, accounting for 1.7% of the total.
[13] The formula for calculating the average number of hours of training for a certain category of employees is: Total number of hours of training for that category of employees/total number of employees in that category*100%, the same below.

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XPENG Class Online Training Platform

XPeng Class Online Learning Platform

In 2024, XPENG continued to optimize the " XPeng Class " online learning platform, focusing on knowledge learning, examinations, and onlionly ne training to create a more efficient and interactive learning experience. The Company introduced new live-streaming courses, AI-powered question generation technology, and additional business-specific sections. Throughout the year, the overall login and learning rate reached 98%, with an average learning duration of 13.72 hours per person.



4.1.3 Smooth Promotion Channels

XPENG provides employees with a fair, just, and transparent promotion mechanism to help all employees achieve their career development goals while motivating and retaining outstanding talent. The Company has established a standardized job level system and a clear promotion process, setting a unified promotion window period in the third quarter of each year and formulating explicit promotion guidance ratios. Through nominations by supervisors or self-recommendation, a promotion review process, and multidimensional audits by departments, we ensure the authority and effectiveness of promotion decisions, creating more possibilities for employees' career development.

Performance Appraisal

Based on the "Performance Management System," XPENG has established the OKR management system, continuously optimizing the entire performance management process to promote the scientific rigor and fairness of the evaluation mechanism. To further enhance evaluation precision, the Company has introduced assessment pilots for certain positions, comprehensively assessing individual performance from three dimensions: past growth, peer performance, and work improvement. Meanwhile, managers' performance evaluations cover three core dimensions—team performance, team management, and employee development—ensuring multi-level management effectiveness.

The Company adopts a department-specific regular assessment format: headquarters positions are evaluated biannually, while frontline manufacturing positions are assessed monthly. Assessment results serve as key bases for promotions, year-end bonus allocations, and salary reviews. Through annual salary reviews, the Company combines cash and stock to comprehensively evaluate employee compensation. Additionally, through an equity incentive plan, the interests of shareholders, management, and employees are deeply aligned, while stimulating Employee Potential and Motivation ultimately achieving a win-win situation for individual growth and corporate development.

In 2024, to encourage employee innovation and service enthusiasm, XPENG established the following awards for all employees

XPENG

01
Innovation Achievement Award

Recognizes significant technological breakthroughs, core patents, and innovative services across the full lifecycle of smart vehicle products. An internal car owner review process is introduced, and winning teams receive the title of "Top Ten Most Popular Innovation Achievement Award Among Internal Car Owners," an engraved commemorative trophy, team-building funds, and a record in the Feishu HR system.

02
Annual Outstanding Individual/ Newcomer/Explorer Award

Honors individuals, new hires, and campus or social recruits who demonstrate breakthrough courage and create exceptional value in the year. Winners receive a gold badge, a commemorative trophy, and a record in the Feishu HR system.

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4.1.4 Work Safety

XPENG consistently prioritizes employee safety as its core focus, firmly establishing a safety-first development philosophy and strictly adhering to relevant laws and regulations such as the Law of the People's Republic of China on Work Safety. By building a scientific and comprehensive safety management system, the Company integrates risk prevention into daily operations, covering all business units and effectively ensuring the safety of the production process. At the same time, we strengthen safety awareness among all employees, conduct regular and systematic safety training, and comprehensively enhance employees' emergency response and risk identification capabilities, striving to create a healthy and safe production environment.

Safety Management System

We have formulated documents such as the Measures for the Administration of Work Safety and the Measures for the Administration of Work Safety Responsibility System, establishing a three-level safety management structure with clear functions. This includes a Safety Committee and a Safety Management Office, actively implementing the production safety responsibility system. Additionally, in accordance with ISO 45001 and safety-related regulatory requirements, we have revised and improved the Company system procedure documents, releasing five updated files, including Safety Incident Management Policy V6.1, Special Equipment and Special Operations Personnel Management Policy V2.1, and Zhaoqing Test Field Safety and Usage Management Implementation Measures V1.0.

To ensure the achievement of occupational health and safety goals, we have set key safety performance indicators, including the number of Level 1 and Level 2 safety incidents, the Level 3 safety incident rate, and SCI (Safety Capability Index)[14] assessments . We require the heads of manufacturing plants and R&D departments to sign the Statement on Occupational Health and Safety Goals. For key departments failing to meet performance targets, reflection and improvement plans are required, with detailed explanations provided in improvement reports.

Main Duties

Responsible for overall safety management.

Responsible for coordinating the construction and management of the Company's occupational health and safety management system and environmental management system.

Main Duties

Responsible for daily management functions of the Safety Steering Committee Office, formulates and breaks down annual safety target indicators, and conducts regular inspections and assessments.

Main Duties

Implement the safety management of the Company and carry out independent safety management within the department.


Safety Steering Committee
Chairman| President of the Company
Members | Heads of departments at all levels
Safety Management Office
Chairman| Head of Quality and Safety Center
Business departments
Heads of departments

[14] SCI Assessment: The score is out of 100, and the occurrence of a first or second level security incident is judged as a 60-point failure.

ISO45001 Certification

All entities in the Guangzhou region (XPENG Headquarters, Guangzhou Plant, Xiaopeng Motors Sales Co., Ltd., Guangzhou Yuepeng Motors Sales Co., Ltd., Guangzhou Zhipeng Manufacturing Co., Ltd., and the Guangzhou Branch of Zhaoqing XiaoPENG New Energy Investment Co., Ltd.), Zhaoqing Plant and others have obtained ISO 45001 certification.

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Stakeholder Safety Management

The Company implements the Stakeholder Safety and Environment Management Policy and requires suppliers to sign the Stakeholder Safety and Environment Agreement, clarifying the responsibilities and requirements of occupational safety and environmental protection for both sides. In 2024, no occupational safety accidents involving serious injuries or worse occurred among contractor employees within the scope of XPENG's operation.

Safety management goals and results


Number of level 2 and above accidents (cases)[15]
2024 Target 0
2024 Result 0
2025 Target 0
Proportion of level 3 accidents (%)[16]
2024 Target 0.07
2024 Result 0.01
2025 Target 0.05
Number of occupational disease cases (cases)
2024 Target 0
2024 Result 0
2025 Target 0

Indicator	2022	2023	2024
Lost-time injury frequency rate[17] (per one million hours worked)	0.505	0.629	0.486
Data coverage (%)	100	100	100



[15] Level 2 accidents refer to serious injury accidents, major fire accidents, major traffic accidents and occupational disease accidents; level 1 accidents refer to fatal accidents, serious fire accidents and serious traffic accidents.
[16] Level 3 accidents refer to minor injury accidents, general fire accidents and general traffic accidents.
[17] Lost-time injury frequency rate= Number of accidents involving loss of working days / Total working hours during the reporting period x 1,000,000.

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XPENG Motor 2024 ESG Report 79

Risk Prevention

We have established a systematic risk management and control mechanism, effectively identifying and mitigating major safety risks at their source through safety performance evaluation, the establishment of a dual prevention system, enhanced hazard control, and regular risk investigation.

XPENG

01 System audit

In 2024, we conducted the semi-annual safety management audit, internal audit of safety management system, system empowerment inspection for key departments and external audit of the safety management system and took actions on the identified risks one by one.

02 Internal safety audit

In 2024, we conducted an internal audit of occupational safety and identified 440 audit issues, with a rectification rate of 100%.

03 Safety inspection

In 2024, we continued implementing the safety performance evaluation system. Through a comprehensive evaluation of processes and outcomes, the Company's safety capability index met the target.

04 Construction of dual system construction

In 2024, we continued pursuing ISO 45001 and ISO 14001 certifications for Guangzhou Zhipeng Manufacturing Co., Ltd. and the Guangzhou Xiaopeng Technology Experimental Division. Inspections of production areas identified and rectified 15 safety issues.

05 Hazard Prevention

In 2024, we organized hazard prediction training (KYT) and risk assessment in accordance with the Hazard Source Identification and Evaluation Management System of Guangzhou Xiaopeng Motors Technology Co., Ltd., and formulated relevant control measures. A total of 12,000 hazard sources were identified.

06 Risk Identification

In 2024, the Company carried out multi-level risk investigation activities, conducted daily/special safety checks on the operation scope of the Company, and identified a total of 16,000 hidden dangers, with a rectification rate of 100%.

Safety Training

To enhance employees' safety awareness and occupational health capabilities, XPENG actively carries out diverse training and advocacy both online and offline. During the reporting period, we organized 675 safety training sessions of various types, reaching over 69,500 participants. The training content included three-level safety education, basic knowledge training on safety and occupational health, case studies of safety incidents, and professional courses on traffic safety, construction safety, fire safety, electrical safety, hazardous chemical management, battery safety, occupational health and safety management systems, and job safety analysis. Through systematic and targeted training, the Company aims to comprehensively improve employees' awareness of occupational health and safety.

720,672 Hours
Total hours of safety training for all employees

100%
Coverage rate of the number of employees receiving health and safety training



[18] 損失工時工傷事故率 = 損失工作日事故數 / 報告期內總工時 x 1,000,000。

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XPENG Motor 2024 ESG Report 80

4.1.5 Care for Employees' Body and Mental Health

Diverse Activities

XPENG is committed to creating a warm and vibrant corporate culture atmosphere for employees, continuously enhancing team cohesion and a sense of belonging through diverse activities. The Company not only organizes colorful holiday celebrations, sports events, and team-building activities but also provides thoughtful dining experiences and daily care initiatives, offering comprehensive support to employees and ensuring every employee feels the care and warmth from the Company.

Case Study: "525 I Love Myself" Health Day

In 2024, XPENG launched our fourth "525 I Love Myself" Health Day, offering employees a combination of online and offline stress-relief activities. At various on-site events, activities such as traditional Chinese medicine consultations, fitness sessions, and an employee gratitude wall were held, helping employees relieve stress in a fun and relaxed way. Additionally, the Company launched an online activity called "Share Relaxation—Creative Stress Relief & Relaxation Tips," encouraging employees to share personalized stress-relief techniques. This attracted 83 participants who collectively received over 700 likes.

"525 I Love Myself" Health Day Event Site


525鹏厂关爱日

Fitness Session



Case Study: First Frisbee Friendship Tournament

In 2024, we hosted our inaugural "Ten Years of Passionate AI, Happy FLY" frisbee tournament. Over 140 XPENG employees from frontline stores, headquarters R&D, and other departments competed over a month, delivering 20 thrilling matches that showcased the tenacious and spirited competitiveness of XPENG employees. The frisbee tournament garnered widespread attention from all XPENG staff, with photo livestreams and shares reaching 30,000 views and shares.



Mental Health

XPENG places great importance on employees' physical and mental well-being, providing comprehensive care through thorough health management and psychological support programs. The Company arranges annual on-site physical examinations with 100% coverage and continuously optimizes our employee mental health support system. The EAP (Employee Assistance Program) is a key initiative in caring for employees' mental health, offering services such as emotional counseling, psychological consultations, and offline lectures. Through these efforts, the Company helps employees relieve stress, improve their mental state, and achieve the goal of "efficient work, healthy living," creating a workplace environment that fosters greater happiness.

Case Study: Emotional Regulation to Support Team Management

In 2024, XPENG conducted specialized offline empowerment activities through the EAP program for the Shanghai R&D team and customer service team. During these sessions, grassroots managers received professional guidance on identifying team members' personality traits and mastering effective communication skills, providing new perspectives for daily team management. For employees, the activities helped participants become aware of their emotions and learn practical techniques for emotional release, enabling them to approach work and life with a more positive mindset. These targeted efforts effectively enhanced employees' sense of well-being and strengthened their mental health.


快速了解自己
理解他人

Directory About This Report Message from the Board of Directors CEO’s Letter XPENG’s Sustainable Development About XPENG Sustainability Management 01 Solid and Efficient Governance 02 Quality Products Delivery 03 Low Carbon Drives the Future 04 Collaborative Pursuit of Sustainable Prosperity 05 Appendix XPENG Motor 2024 ESG Report 81 4.2 Sustainable Supply Chain XPENG takes a systematic compliance policy as its core, enhancing the sustainability and responsibility fulfillment capabilities of its supply chain through a full lifecycle supplier management model and regular targeted training. XPENG 4.2.1 Procurement Compliance XPENG has consolidated its supplier management policies and formulated the XPENG Supplier Code of Conduct, which clearly upholds the principles of transparency, integrity, legality, and health in procurement. It sets requirements for suppliers in areas such as human rights protection, environmental responsibility, supplier management, and the responsible sourcing of raw materials. We work hand in hand with suppliers to build a solid cooperative relationship. We adopt a zero-tolerance stance toward suppliers’ violations of business ethics, requiring all suppliers to sign the Integrity Commitment Letter and Confidentiality Agreement at the outset of cooperation, specifying the obligations and responsibilities of both parties in key areas such as anti-corruption, intellectual property protection, and business secrets. Based on the XPENG Supplier Code of Conduct, we strictly define the baseline for supply chain collaboration. For serious violations such as human rights abuses, child labor employment, or forced labor, we will resolutely blacklist the corresponding suppliers to ensure the high-standard operation of the supply chain and uphold the moral and legal order of business cooperation.

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4.2.2 Supply Chain Management

In the current globalized business environment, supplier management has become an indispensable part of corporate operations. XPENG is committed to maintaining high standards in its supply chain to ensure product quality and sustainability. To this end, we have implemented a comprehensive full lifecycle supplier management strategy, covering supplier admission, audits, risk management, and ESG assessments, among other initiatives.

XPENG

01 Supplier Admission

We have established the Supplier Admission Management Measures, requiring suppliers to safeguard occupational health and safety, prohibit child labor, ensure environmental compliance, and continuously improve product quality and safety standards. Suppliers must obtain certifications such as IATF 16949 and ISO 9001. For potential suppliers, we conduct due diligence from multiple perspectives, including fire safety, ISO environmental assessment certification, pollutant emissions, financial report audits, and integrity checks. At the same time, we require potential suppliers to complete the Supplier Sustainability Questionnaire, which covers areas such as corporate governance, working conditions and human rights, business ethics, environmental responsibility, supplier management, and responsible sourcing of raw materials. Through these surveys, we not only assess their supply continuity and product quality but also place significant emphasis on their ESG performance. When selecting suppliers, we prioritize partners who are leaders in the domestic and international passenger vehicle industry to ensure fulfillment quality.

02 Supplier Audits

Based on the Supplier Performance Management Measures, we conduct monthly comprehensive evaluations of all suppliers across four key dimensions: business, quality, delivery, and after-sales spare parts, and categorize suppliers based on the results. In terms of quality assessment, we rigorously audit the stability of suppliers' product quality through Consistency of Production (COP) testing of samples. Additionally, through the Strategic Supplier Management Measures, we screen and manage core suppliers differently, strengthening collaboration with key partners. Furthermore, according to the Parts Supplier Performance Assessment Management Measures, we conduct regular assessments of suppliers who fail to comply with ISO 14001, ISO 45001, or ISO 27001 management system requirements or exhibit operational irregularities, ensuring the stability and compliance of the supply chain.

03 Supplier Risk Management

We continue to deepen supply chain management, relying on a five-level early warning mechanism for supplier reserves. We regularly conduct system audits, process audits, product audits, and unannounced inspections to ensure suppliers effectively manage their own ESG risks while reducing fulfillment risks. In 2024, we identified 10 suppliers with high risks in social or environmental aspects. We have communicated with each of these suppliers individually, urging them to develop rectification plans and complete improvement measures on schedule, further strengthening the sustainability and responsibility management of the supply chain.

04 Supplier ESG Assessment

We place great importance on suppliers' ESG performance, recognizing that suppliers' ESG risks directly impact the safety and stability of the supply chain. To this end, we continuously fulfill our responsibility to evaluate suppliers' ESG performance, conducting comprehensive monitoring across multiple dimensions, including operation compliance, business ethics, energy management, product quality, production safety, and environmental management. In terms of business ethics, we comprehensively assess suppliers' performance in areas such as gift and hospitality, conflicts of interest, business ethics, data and information security, fair competition, and anti-monopoly compliance, ensuring their operations meet high ethical and legal standards.

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Number of suppliers
910

Region	2024/Number
South China	293
East China	401
North China	80
Central China	63
Northeast China	15
Southwest China	39
Northwest China	5
Hong Kong, Macao, Taiwan and overseas	14

Number of suppliers who have signed the Integrity Commitment Letter	910

Tier-1 suppliers

Number of suppliers that have been assessed for sustainability risks over the last three years: 910
Proportion of suppliers assessed over the past three years : 100%
Target description: In 2024, the Company completed sustainable risk audits of 242 additional Tier 1 suppliers.

Core non-tier 1 suppliers

Number of suppliers that have been assessed for sustainability risks over the last three years: 82
Proportion of suppliers assessed over the past three years : 100%
Target description: In 2024, the Company completed sustainability risk audits of 35 key non-tier 1 suppliers.

Tier 1 suppliers [Sustainability Iterative Audit]

Number of suppliers that have been assessed for sustainability risks over the last three years: 43
Proportion of suppliers assessed over the past three years : 5%
Target description: Iterated Sustainability Audit Questionnaire 2.0 in Q4 of 2024, based on the number of questionnaire QA management audits, will cover all parts suppliers in FY25-27

Supplier Assessments	Unit	2024
Total number of suppliers and contractors that conduct human rights assessments of suppliers or contractors	Number	43
Number of Tier-1 supplier conducting human rights assessments of suppliers	Number	43
Number of suppliers evaluated by filling questionnaire or on-site	Number	464
Number of Tier-1 suppliers evaluated by filling questionnaire or on-site	Number	464
Number of suppliers having significant actual/potential negative impacts identified through the assessment	Number	50
Number of suppliers implementing improvement plans after significant actual/potential negative impacts have been identified	Number	50
Number of suppliers receiving technical or document support from XPENG among suppliers implementing improvement plans	Number	50
Number of suppliers terminated after significant actual/potential negative impacts were identified	Number	10

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4.2.3 Supplier Enhancement

We work together with our supply chain partners to pioneer the future, driving a comprehensive transformation of supplier capabilities. Beyond improving product and service quality, we are committed to unleashing innovation potential, leading suppliers to achieve leapfrog upgrades in business ethics, sustainable development, and quality management.

Supplier Training

We consistently focus on enhancing the sustainable development capabilities of our supply chain, ensuring the effectiveness of supplier training through systematic policies and regulations. In 2024, the Company maintained a 100% signing rate for the Integrity Commitment Letter, ensuring all suppliers strictly adhere to anti-corruption and business ethics requirements. We also developed multi-level training programs covering key areas such as ESG management, quality capability enhancement, and compliant operations.

We conducted 133 supplier training sessions, covering topics such as ESG concepts, reconciliation and payment processes, and Quality Control Circle (QCC) initiatives for quality improvement. For anti-corruption training, the Company engaged suppliers' management through one-on-one executive meetings and targeted activities like the "Peng Chain Alumni Association," fostering in-depth exchanges and further reinforcing anti-corruption and business ethics standards across various meetings. Additionally, we provided technical guidance and specialized assistance to suppliers with identified issues, promoting experience sharing through quality control QC activities to elevate the overall capabilities of the supply chain.

Supplier Training	Unit	2024
Total number of suppliers trained	Number	610
Number of Tier-1 suppliers trained	Number	598
Number of Tier-2 suppliers trained	Number	10
Number of common suppliers trained	Number	2
Number of suppliers trained in anti-corruption	Number	525
Number of suppliers that signed the Code of Business Ethics	Number	1,210

Improving Suppliers' Sustainability

We fully integrate ESG principles into our supply chain management strategy, promoting the implementation of sustainable management practices by establishing key performance indicators that cover supplier training and audits. For key carbon-emitting supply chain partners, we launched the "XPENG Supply Chain Carbon Empowerment Project," providing carbon empowerment content free of charge to over 100 partners through diverse communication channels. In 2024, we held two large-scale training sessions attended by nearly 300 participants and conducted over 70 additional sessions to enhance suppliers' awareness of ESG and carbon management.

Case Study: "Carbon Empowerment Plan" Deeply Empowers Suppliers

Through systematic training and surveys, we successfully provided carbon emission management support to our partners, strengthening their carbon compliance awareness. In the fourth quarter of 2024, this project also helped identify carbon compliance risks faced by several partners, contributing to the sustainable development of the supply chain.

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4.3 Industry Cooperation

XPENG adheres to an open and win-win philosophy, actively partnering with external stakeholders to integrate diverse resources and expertise. Together, we explore new pathways for technological innovation and sustainable development, contributing to industry upgrades and ecosystem co-creation.

In 2024, as China's standardization system continued to improve, XPENG maintained its leadership in standard-setting. Leveraging our management experience, we participated in the working group for drafting core carbon management regulations in the industry, producing several significant standards and reports. These include the CSAE group standards for quantifying the carbon footprint of automotive drive motors, electric passenger vehicles, and automotive power batteries, as well as the China Association of Automobile Manufacturers' 2023-2024 China Automotive Industry Sustainable Development Report white paper. Additionally, we actively participated in major industry seminars, such as the "China Society of Automotive Engineers Seminar on Low-Carbon Development and Technology in the Automotive Industry Chain" and the "Guangdong Province Carbon Footprint TBT Review Meeting," sharing XPENG's perspectives and supporting carbon management development across various industry sectors.

XPENG



Case Study: XPENG AEROHT Collaboration Boosts Low-Altitude Economy

In January 2024, we signed a cooperation framework agreement with Guangdong AEROHT, collaborating in the research, development, manufacturing, sales, and after-sales service of flying cars to jointly advance the low-altitude economy. We will handle the R&D and manufacturing of the land-based components of flying cars, while providing technical consulting and sales agency services. This partnership will contribute to building the low-altitude economy ecosystem and drive innovations in future mobility models.



Case Study: XPENG Industry-Education Integration with Universities and Enterprises

Guangzhou XPENG Technology Co., Ltd., together with South China University of Technology, Guangdong Technical Normal University, Guangdong Mechanical and Electrical Vocational Technical College, Guangdong Communications Polytechnic, and over 50 other institutions, more than 20 enterprises, and several industry associations, jointly initiated the Greater Bay Area Intelligent Connected Vehicle Industry-Education Integration Community. This initiative supports the integration of industry and education in the new energy intelligent connected vehicle sector.



Case Study: XPENG and Volkswagen Deepen Cooperation

In February 2024, XPENG and the Volkswagen Group announced the entering into a Master Agreement on Platform and Software strategic technical collaboration, marking a significant milestone in the strategic partnership of both parties. As an important part of the joint development agreement, the two parties also entered into a Joint Sourcing Program. By sharing the scale of both parties combined and leveraging Volkswagen Group's world-class supply chain, the Joint Sourcing Program will target to jointly reduce the cost of the platform, achieving significant synergies for the strategic partnership.

In April 2024, XPENG and the Volkswagen Group entered into a framework agreement on technical collaboration with respect to Electrical/Electronic architecture ("E/E Architecture"). The two parties will jointly develop and integrate XPENG's latest generation of E/E Architecture and is expected to equip Volkswagen brand electric vehicles produced in China from 2026.



Case Study: National New Media Platform Partners with Automakers to Create a New Smart Mobility Experience

On April 25, 2024, CCTV Video held a launch event themed "Yang young Driving, Boundless Vision" for its in-car version, signing strategic cooperation agreements with six automakers, including XPENG. This partnership brings the audiovisual content ecosystem of national mainstream media into the terminals of new energy vehicles, offering richer and more diverse audiovisual application scenarios and content experiences for new energy vehicle users. It promotes mainstream values of the new era and supports the healthy and sustainable development of the new energy vehicle industry.


央视频车载版战略合作

Directory About This Report Message from the Board of Directors CEO’s Letter XPENG’s Sustainable Development About XPENG Sustainability Management 01 Solid and Efficient Governance 02 Quality Products Delivery 03 Low Carbon Drives the Future 04 Collaborative Pursuit of Sustainable Prosperity 05 Appendix XPENG Motor 2024 ESG Report 86 4.4 Social Co-Creation XPENG consistently upholds the value of sustainable development, focusing on creating social value while advancing its own growth, Highlight Awards coexisting and thriving with all sectors of society. In 2024, as a foundation established within three years, XPENG Public Welfare received XPENG XPENG Public Welfare Foundation 01 AAAA rating in the Guangzhou Social Organization Assessment In October 2021, XPENG initiated and established the Guangzhou XPENG Public Welfare Foundation (hereinafter referred to as XPENG Public Welfare), the first enterprise foundation in China’s new energy vehicle industry to focus on ecological and environmental. With the mission of “effectively communicating knowledge about climate change, biodiversity, and green energy to the public, and promoting sustainable lifestyles across society,” XPENG Public Welfare supports families, schools, and communities in conducting high-quality environmental science education activities. 02 “Annual Science Popularization Unit” award from the China Society of Automotive Engineers As of December 31, 2024, XPENG, its affiliates, and employees had collectively donated 12.95 million CNY to XPENG Public Welfare, primarily for youth environmental science education, promoting volunteer services for good, exploring cross-sector collaborations, and community development initiatives. 03 “Annual Public Welfare Progress” award from Southern Weekly China Society of Automotive Engineers 2024 “Annual Southern Weekly 5th Dream Builders Public Welfare Science Popularization Unit” Award Conference “Annual Public Welfare Progress” Award

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Public Welfare Perspective: Placing Equal Importance on Scientific and Technological innovation and Humanistic Care, and Promote Sustainable Development of Society and the Environment
Public Welfare Foundation
Education Products
Special Fund
Cross-field cooperation
Synergistic
XPENG Charity Volunteers
Vehicle Owner Volunteers
Employee Volunteers
Social Volunteers
Corporate Social Responsibility
User Participation
Company Culture
Communuty Relations
Public Welfare Culture
Charity Action Day
Charity Star
Charity Stores
Charity Points

XPENG Public Welfare Foundation's Public Welfare System



Developing Public Welfare Products to Support Environmental Education

XPENG Public Welfare collaborates with professional educational institutions to develop a series of high-quality, user-friendly, and easily promotable environmental science education products for youth. These products allow children to learn about biodiversity, green energy, and more through play, with original offerings such as Elephant Return Home, Little Birds Pick, and Low-Carbon Traveler gaining widespread recognition and appreciation.

Among them, Low-Carbon Traveler, launched in 2024, is China's first educational board game themed around "urban travel modes." The game incorporates knowledge about transportation planning, travel tools, energy transitions, and their impact on climate change, conveying concepts of environmental protection and smart future mobility. Over 200 XPENG employees and car owners participated in co-creating this board game and related courses.

These products support numerous schools and public welfare organizations in delivering high-quality environmental science education. As of December 31, 2024, XPENG Public Welfare's environmental science education programs had supported over 2,000 offline educational activities, directly serving nearly 70,000 school-aged children.

Case Study: Navigator Program— "Low-Carbon Traveler"

In September 2024, XPENG Public Welfare partnered with the Beijing Auto Museum to launch the "Low-Carbon Traveler" Navigator Program. Through an open application process, it provided schools, teachers, public welfare organizations, and volunteer groups focused on sustainability with tools such as board games, courses, and science handbooks. This initiative promotes low-carbon travel knowledge among youth and their families, advocating for greener lifestyles.

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Encouraging Multi-Party Participation in Public Welfare and Promoting a Culture of Kindness

Since 2022, XPENG Public Welfare has established the XPENG Volunteer Service Task Force, encouraging and supporting employees, car owners, and university faculty and students to participate in volunteer services like environmental protection. As of December 31, 2024, the XPENG Volunteer Service Task Force had grown to nearly 1,200 registered volunteers, accumulating over 18,000 hours of volunteer service.

Beyond mobilizing youth through volunteerism, XPENG Public Welfare actively collaborates with XPENG R&D, production, marketing, and administrative departments to conduct various forms of public welfare activities, innovating how enterprises fulfill social responsibility.

Case Study: Integrating into Business Operations for Mutual Benefits in Social and Commercial Value

Starting in April 2024, XPENG Public Welfare and XPENG marketing and service team jointly planned a series of environmental science education classes themed around climate change, green energy, and biodiversity, gradually rolling them out to stores nationwide. As of December 31, 2024, 27 XPENG stores had joined this public welfare initiative, becoming environmental science classrooms for the public.


爱，是掌声。

Stores Hosting Parent-Child Shared Reading Public Welfare Activities



Stores Conducting Science Game Workshops

Exploring Cross-field Collaboration

XPENG Public Welfare partners with professional institutions, enterprises, and public welfare platforms across different fields to actively explore cross-field collaborations, supporting scientific innovation and development.

Case Study: Innovative Children's Auto Science Drama

In January 2024, XPENG Public Welfare collaborated with the Beijing Auto Museum, students and faculty from the Communication University of China to create the children's auto science drama The Drivers Through Time and the script-based game Time Travel: The Quest for the Dragon Core. This initiative taps into children's interests while integrating science education on new energy vehicle themes, continuously driving cross-sector collaboration and innovation.


时空穿梭：
寻找龙芯之旅

Case Study: Strategic Collaboration on Green Travel Science Education

In August 2024, XPENG Public Welfare and the China Society of Automotive Engineers reached a strategic partnership in the field of youth green travel science education. Together, they advocate for sustainable transportation and low-carbon travel concepts, promote automotive technology and culture, and support the development of China's new energy vehicle industry.



Case Study: "60 Ecological Children's Books" Book List

In 2024, XPENG Public Welfare continued its partnership with the Shenzhen iREAD Public Welfare Foundation. Through releasing book lists, developing reading courses, and customizing ecological reading kits, this collaboration encourages families, schools, and social organizations to join children in reading to enhance environmental literacy and action, spreading the concept of ecological civilization.

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Supporting Social Welfare Initiatives

XPENG actively fulfills its social responsibilities, partnering with XPENG Public Welfare and other public welfare organizations to support social welfare and convey corporate care.

Before the 2024 Spring Festival

XPENG's administrative department and XPENG Public Welfare collaborated with the Guangzhou Dinghe Social Work Service Center to deliver nearly 300 "2024 XPENG Spring Festival Gift Boxes" and over 400 pairs of Spring Festival couplets to sanitation workers. In February of the same year, staff from XPENG Motors' administrative department and XPENG Public Welfare visited Nonglin Street in Yuexiu District to assist in distributing gift boxes and extend New Year blessings to sanitation workers.

In September 2024

XPENG User Service Center donated 288 items, including food, daily necessities, and XPENG Public Welfare ecological reading kits, to a special education school in Shunyi, Beijing, providing material support and emotional companionship to students.

In December 2024

XPENG User Service Center, through XPENG Public Welfare, donated 1,579 premium mall items to the Chengdu Show You Public Welfare Development Center and the Guangzhou Social Assistance Management Station, supporting emergency disaster prevention and relief projects as well as aid initiatives for vulnerable groups.


“盒”你回家
“盒”你回家
“盒”你回家




捐赠证书
捐赠证书

Directory About This Report Message from the Board of Directors CEO’s Letter XPENG’s Sustainable Development About XPENG Sustainability Management 01 Solid and Efficient Governance 02 Quality Products Delivery 03 Low Carbon Drives the Future 04 Collaborative Pursuit of Sustainable Prosperity 05 Appendix XPENG Motor 2024 ESG Report 90 05 Appendix

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5.1 Key Performance Indicators

Economic Performance Indicators

Key indicators	Unit	2022	2023	2024
Total revenues	CNY (million)	26,855.1	30,676.1	40,866.3
Gross margin	%	11.5	1.5	14.3
Total deliveries of vehicles	Unit	120,757	141,601	190,068
Added authorized patents	Item	694	727	574

Environmental Performance Indicators[18]

Key indicators	Unit	2022	2023	2024
Nitrogen oxide emissions[19]	Tonne	2.3	3.8	11.9
Sulfur dioxide emissions	Tonne	0.4	0.4	2.7
Particulate matter emissions	Tonne	2.0	15.0	6.9
VOCs in exhaust gas	Tonne	14.1	7.8	18.1
Total discharge of industrial wastewater	Tonne	167,191	175,454	413,442
COD in industrial wastewater	Tonne	3.3	5.6	21.5
BOD in industrial wastewater	Tonne	0.8	2.0	6.2
Nitrogen ammonia in industrial wastewater	Tonne	0.2	0.9	3.0
Total nitrogen in industrial wastewater	Tonne	1.6	2.8	4.1
Total GHG emissions[20]	Tonne of CO_2	106,420	162,742	3,137,603

Key indicators	Unit	2022	2023	2024
GHG emission density	Tonne of CO_2/ CNY (thousand)	0.004	0.005	0.077
GHG emissions (scope 1)[21]	Tonne of CO_2	18,024	27,043	27,873
GHG emissions (scope 2)[22]	Tonne of CO_2	83,654	130,208	137,060
GHG emissions (scope 3)[23]	Tonne of CO_2	4,742	5,491	2,972,670[24]
Scope3-Category1 Purchased goods and services & Category4 Upstream transportation and distribution	Tonne of CO_2	/	2,283,251	2,164,102
Scope3-Category6 Business travel	Tonne of CO_2	4,742	4,203	4,825
Scope3-Category7 Employee commuting	Tonne	/	/	8,983
Scope3-Category11 Use of sold products	Tonne	/	/	794,760
Total waste generated	Tonne of CO_2	25,958	9,896	4,221
Hazardous waste generated[25]	Tonne of CO_2	1,528	1,051	2,149
Hazardous waste density	Tonne/CNY (thousand)	5.7×10^{-5}	3.4×10^{-5}	5.3×10^{-5}
Non-hazardous waste generated	Tonne	24,430	8,845	2,072
Non-hazardous waste intensity	Tonne/CNY (thousand)	0.0009	0.0003	0.00005
General industrial solid waste generated[26]	Tonne	22,457	11,069	21,310
General industrial solid waste recycled[27]	%	0	29.2%	100%
Domestic waste generated in office areas[28]	Tonne	1,973	1,000	2,072
Domestic waste generated in Headquarters office	Tonne	1,973	1,000	853

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XPENG Motor 2024 ESG Report 92 >

Key indicators	Unit	2022	2023	2024
Domestic waste generated in R&D office	Tonne	/	/	1,219
Total energy consumption[29]	MWh	132,325	217,247	330,267
Total cost of energy consumption	CNY (million)	86	153	220
Energy consumption intensity	MWh/ CNY (thousand)	0.005	0.007	0.008
Direct energy consumption	MWh	58,963	59,832	99,951
Gasoline consumption	MWh	15.4	Barely used	0
Diesel consumption	MWh	55.1	43.5	80.3
LNG consumption	MWh	45,340	35,792	74,153
Photovoltaic power consumption	MWh	13,552	23,996	25,718
Indirect energy consumption	MWh	73,362	157,415	226,939
Power consumption	MWh	73,362	157,415	222,944
Thermal consumption	MWh	/	/	3,995
Total water consumption[30]	m^3	1,140,396	982,063	1,591,047
Total water consumption intensity	m^3 / CNY (thousand)	0.04	0.03	0.04
Municipal water consumption	m^3	987,330	807,952	1,257,446
Recycled water consumption	m^3	153,066	174,111	333,601
Package material consumption for whole vehicle manufacturing[31]	Tonne	62	740	1,053
Packaging material intensity	Tonne/CNY (thousand)	2.3×10^{-6}	2.4×10^{-5}	2.6×10^{-5}

Social Performance Indicators

Key indicators		Unit	2022	2023	2024
Total number of employees (full-time)[32]		Person	15,829	13,550	15,364
Number of part-time / internship employees [33]		Person	802	817	2,751
New employees		Person	7,910	3,795	5,825
Number of employees with disabilities		Person	114	185	102
Employee structure					
Percentage of employees by gender	Male	%	80.4(12,721persons)	80.4(10,892persons)	81.4(12,514persons)
	Female	%	19.4(3,073persons)	18.1(2,457persons)	17.1(2,622persons)
	Undisclosed [34]	%	0.2(35persons)	1.5(201persons)	1.5(228persons)
Percentage of employees by position	Senior management	%	0.1(23persons)	0.1(18persons)	0.1(16persons)
	Middle management	%	9.0(1,426persons)	9.5(1,285persons)	10.0(1,530persons)
	Primary-level employees	%	90.9(14,380persons)	90.4(12,247persons)	89.9(13,818persons)
Percentage of employees by age	29 years old and below	%	46.6(7,380persons)	39.9(5,401persons)	36.0(5,523persons)
	30-49 years old	%	51.3(8,123persons)	58.0(7,861persons)	61.8(9,498persons)
	50 years old and above	%	0.3(38persons)	0.2(31persons)	0.2(33persons)
	Undisclosed[35]	%	1.8(288persons)	1.9(257persons)	2.0(310persons)
Percentage of employees by region	Chinese mainland	%	98.5(15,593persons)	97.9(13,258persons)	97.8(15,027persons)
	Hong Kong, Macao, and Taiwan	%	0.2(33persons)	0.2(29persons)	0.2(30persons)
	Other regions	%	1.3(203persons)	1.9(263persons)	2.0(307persons)

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Key indicators		Unit	2022	2023	2024
Employee turnover rate	Total employee turnover rate	%	27.7	31.2	22.0
Employee turnover rate by gender [36]	Male	%	26.8	30.8	21.6
	Female	%	31.0	33.4	23.5
Employee turnover rate by age [37]	29 years old and below	%	30.1	36.8	27.4
	30-49 years old	%	25.2	26.8	18.4
	50 years old and above	%	17.4	39.2	26.7
Employee turnover rate by region	Chinese mainland	%	27.6	31.2	21.9
	Hong Kong, Macao, and Taiwan	%	25.0	31.0	25.0
Employee training	Percentage of employees trained	%	74.5	98.6	99.1
	Average training hours	Hour	16.4	15.5	15.9
Percentage of employees trained by gender	Male	%	82.0	87.2	81.3
	Female	%	18.0	12.8	17.0
Percentage of employees trained by employee category	Senior management	%	0.2	0.3	0.1
	Middle management	%	5.8	6.7	10.1
	Primary-level employees	%	94.0	93.0	89.8
Average training hours completed by gender	Male	Hour	16.7	15.9	16.0
	Female	Hour	15.1	15.1	15.8
Average training hours completed by employee category	Senior management	Hour	24.0	13.3	22
	Middle management	Hour	6.6	2.6	18.5
	Primary-level employees	Hour	17.3	15.4	15.4

Key indicators		Unit	2022	2023	2024
Occupational health and safety of employees	Number of safety accidents	Case	0	0	0
	Work-induced fatalities	Person	0	0	0
	Proportion of accidents involving loss of working hours (per 1 million working hours)	%	0.505	0.701	0.486
	Total number of lost days due to work injuries	Day	399	1,043	279
	Total hours of safety training for employees	Hour	212,131	281,025	720,672

Governance Performance Indicators

Key indicators	Unit	2022	2023	2024
Number of Board Directors	Person	8	7	5
Number of female Board Directors	Person	1	2	1
Number of Board meetings	Time	5	7	4
Number of anti-corruption training sessions	Time	65	92	20
Number of anti-corruption training hours	Hour	5,739	15,880	7,780
Number of anti-corruption training participants[38]	Person-time	11,477	16,760	27,376
Number of risk management training sessions	Time	150	80	44

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XPENG Motor 2024 ESG Report 94

Note:

18. The environmental data collected for the purpose of this report covers the XPENG headquarters, Zhaoqing Plant, Guangzhou Plant, Wuhan Components Plant and self-operated XPENG stores in several locations. Due to the increase in production in 2024, some of the emission generation and energy consumption have increased.

19. The emissions of nitrogen oxides, sulfur dioxides, and particulate matter are all derived from direct emissions during the plant's manufacturing process.

20. Greenhouse gases include carbon dioxide, nitrous oxide, methane, sulphur hexafluoride, nitrogen trifluoride, hydrofluorocarbons and perfluorocarbons, which are the seven greenhouse gases listed in the Kyoto Protocol.

21. GHG emissions (Scope 1) are derived from direct GHG emissions of equipment within the operating locations. Emission factors are based on the Technical Specification for the Accounting of Lifecycle Carbon Emissions of Passenger Vehicles.

22. GHG emissions (Scope 2) are derived from the indirect emissions of purchased energy (electricity). The emission factor is selected from the national grid average emission factor. Due to the increase in production in 2024, this led to an increase in electricity consumption, which in turn led to an increase in Scope 2 emissions.

23. Greenhouse gas emissions (Scope 3) include Category 1 - Purchased goods and services, Category 4 - Upstream transportation and distribution (newly included in statistics), Category 6 - Business travel (newly included in statistics), Category 7 - Employee commuting (newly included in statistics), and Category 11 - Use of sold products (newly included in statistics). Emission coefficients are derived from the China Products Carbon Footprint Factors Database and the Technical Specification for the Accounting of Lifecycle Carbon Emissions of Passenger Vehicles.

24. In 2024, the scope of data collected improved, resulting in an increase in greenhouse gas emissions.

25. Hazardous waste is defined in accordance with the National Catalogue of Hazardous Wastes (2021 Edition) published by the Ministry of Ecology and Environment of the People' s Republic of China. In 2024, the increased production led to an increase in hazardous waste generation.

26. In 2024, XPENG adjusted the disclosure scope of general industrial solid waste for the past three years, including the amount of general industrial solid waste recycled and reused.

27. In 2024, all three major manufacturing plants achieved full recycling and reuse of general industrial solid waste such as industrial scrap steel plates and waste cardboard, resulting in an actual discharge of 0 tons of general industrial solid waste.

28. In 2024, the statistical scope of office and domestic waste was expanded to include the R&D sector (XPENG Guangzhou Smart Manufacturing Innovation Center), leading to an increase in the total generation of office and domestic waste.

29. Energy consumption is calculated with reference to the General Rules for the Calculation of Comprehensive Energy Consumption. In 2024, the increased production resulted in an increase in energy consumption.

30. We further refined the statistical scope of municipal water supply data and synchronously adjusted the total water consumption and municipal water data for 2022–2024. In 2024, total water consumption increased due to an increase in factory-side employee numbers, the increase in production and the estimation of water consumption at sales stores based on local water prices.

31. In 2024, the increased production led to an increase in packaging material usage.

32. In this report, when calculating employee-related data such as the percentage of employees by gender, percentage of employees by position, percentage of employees by age, percentage of employees by region and employee turnover rate, we only use data from full-time employees. Data from part-time/internship employees are not included.

33. The total number of part-time employees in 2024 only consists of interns.

34. In the number of employees by gender data, the specific gender of 228 overseas employees (1.5%) was not identified in 2024 due to employee privacy requirements in some overseas regions.

35. In the number of employees by age, the specific gender of 310 overseas employees (2%) was not identified in 2024 due to employee privacy requirements in some overseas regions, the number was 257 (1.9%) in 2023.

36. In the data on employee turnover rate by gender, the Company no longer produces turnover statistics for employees who do not disclose their gender.

37. In the data on employee turnover rate by age, the Company no longer produces turnover statistics for employees who do not disclose their age.

38. In 2024, XPENG conducted integrity training courses online in the form of "XPeng Class," significantly increasing the number of participants in online integrity training courses, thus increasing the total number of anti-corruption training sessions.

5.2 Content Index

Environmental

Aspects, General Disclosures and KPIs			Chapter
Aspect A1: Emissions	General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer	3.Green Production
	KPI A1.1	The types of emissions and respective emissions data.	3.3 Green Production 5.1 Appendix
	KPI A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tons) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	5.1 Appendix
	KPI A1.3	Total hazardous waste produced (in tons) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	3.3 Green Production 5.1 Appendix
	KPI A1.4	Total non-hazardous waste produced (in tons) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	3.3 Green Production 5.1 Appendix
	KPI A1.5	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tons) and, where appropriate, intensity (e.g., per unit	3.3 Green Production
	KPI A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	3.3 Green Production
AspectA2: Use of Resources	General Disclosure	Policies on the efficient use of resources, including energy, water and other raw materials.	3.3 Green Production
	KPI A2.1	Direct and/or indirect energy consumption by type (e.g., electricity, gas or oil) in total (kWh in '000s) and intensity (e.g., per unit of production volume, per facility).	3.3 Green Production 5.1 Appendix

Directory | About This Report | Message from the Board of Directors | CEO's Letter | XPENG's Sustainable Development | About XPENG | Sustainability Management | 01 Solid and Efficient Governance | 02 Quality Products Delivery | 03 Low Carbon Drives the Future | 04 Collaborative Pursuit of Sustainable Prosperity | 05 Appendix
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Aspects, General Disclosures and KPIs			Chapter
AspectA2: Use of Resources	KPI A2.2	Water consumption in total and intensity (e.g., per unit of production volume, per facility).	3.3 Green Production 5.1 Appendix
	KPI A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	3.3 Green Production
	KPI A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	3.3 Green Production
	KPI A2.5	Total packaging material used for finished products (in tons) and, if applicable, with reference to per unit produced.	3.4 Green Logistics
Aspect A3: Environmental and Natural Resources	General Disclosure	Policies on minimizing the issuer's significant impact on the environment and natural resources.	3.3 Green Production
	KPI A3.1	Description of the significant impact of activities on the environment and natural resources and the actions taken to manage them.	3.3 Green Production
Aspect A4: Climate Change	General Disclosure	Policies on identification and mitigation of significant climate-related issues that have impacted and those that may impact the issuer.	3.1 Climate Governance
	KPI A4.1	Description of the significant climate-related issues that have impacted, and those which may impact the issuer, and the actions taken to manage them.	3.1 Climate Governance

B. Social

Aspects, General Disclosures and KPIs			Chapter
Employment and Labor Practices			
Aspect B1: Employment	General Disclosure	(a)the policies; and (b)compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.ttt	4.1 Employee Responsibility
	KPI B1.1	Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region.	4.1 Employee Responsibility 5.1 Appendix
	KPI B1.2	Employee turnover rate by gender, age group and geographical region.	4.1 Employee Responsibility 5.1 Appendix
Aspect B2: Health and Safety	General Disclosure	(a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	4.1 Employee Responsibility
	KPI B2.1	Number and rate of work-related fatalities occurred in each of the past three years, including the reporting year.	4.1 Employee Responsibility
	KPI B2.2	Lost days due to work injury.	4.1 Employee Responsibility 5.1 Appendix
	KPI B2.3	Description of occupational health and safety measures adopted and how they are implemented and monitored.	4.1 Employee Responsibility
Aspect B3: Development and Training	General Disclosure	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	4.1 Employee Responsibility
	KPI B3.1	The percentage of employees trained by gender and employee category (e.g., senior management, middle management).	4.1 Employee Responsibility 5.1 Appendix
	KPI B3.2	The average training hours completed per employee by gender and employee category.	4.1 Employee Responsibility 5.1 Appendix

Directory | About This Report | Message from the Board of Directors | CEO's Letter | XPENG's Sustainable Development | About XPENG | Sustainability Management | 01 Solid and Efficient Governance | 02 Quality Products Delivery | 03 Low Carbon Drives the Future | 04 Collaborative Pursuit of Sustainable Prosperity | 05 Appendix
XPENG Motor 2024 ESG Report 96

Aspects, General Disclosures and KPIs			Chapter
Aspect B4: Labor Standards	General Disclosure	Information on: (a)the policies; and (b)compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor	4.1 Employee Responsibility
	KPI B4.1	Description of measures to review employment practices to avoid child and forced labor.	4.1 Employee Responsibility
	KPI B4.2	Description of steps taken to eliminate such practices when discovered.	4.1 Employee Responsibility
Operating Practices			
Aspect B5: Supply Chain Management	General Disclosure	Policies on managing environmental and social risks of the supply chain.	4.2 Sustainable Supply Chain
	KPI B5.1	Number of suppliers by geographical region.	4.2 Sustainable Supply Chain
	KPI B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	4.2 Sustainable Supply Chain
	KPI B5.3	Description of practices used to identify environmental and social risks along the supply chain and how they are implemented and monitored.	4.2 Sustainable Supply Chain
	KPI B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers and how they are implemented and monitored.	4.2 Sustainable Supply Chain
Aspect B6: Product Responsibility	General Disclosure	(a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labeling and privacy matters relating to products and services provided and methods of redress.	2.2 Quality Products 2.3 Thoughtful Service
	KPI B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	2.2 Quality Products
	KPI B6.2	Number of products and service-related complaints received and how they are dealt with.	2.3 Thoughtful Service

Aspects, General Disclosures and KPIs			Chapter
Aspect B6: Product Responsibility	KPI B6.3	Description of practices relating to observing and protecting intellectual property rights.	2.1Innovation and R&D
	KPI B6.4	Description of quality assurance process and recall procedures.	2.2 Quality Products
	KPI B6.5	Description of consumer data protection and privacy policies and how they are implemented and monitored.	2.3 Thoughtful Service
Aspect B7: Anti-corruption	General Disclosure	(a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	1.1 Compliant Management 1.3 Business Ethics
	KPI B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	1.3 Business Ethics
	KPI B7.2	Description of preventive measures and whistle-blowing procedures and how they are implemented and monitored.	1.3 Business Ethics
	KPI B7.3	Description of anti-corruption training provided to directors and staff.	1.3 Business Ethics
Community			
Aspect B8: Community Investment	General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	4.4 Social Co-Creation
	KPI B8.1	Focus areas of contribution (e.g., education, environmental concerns, labor needs, health, culture, sport).	4.4 Social Co-Creation
	KPI B8.2	Resources contributed (e.g., money or time) to the focus area.	4.4 Social Co-Creation

Directory About This Report Message from the Board of Directors CEO’s Letter XPENG’s Sustainable Development About XPENG Sustainability Management 01 Solid and Efficient Governance 02 Quality Products Delivery 03 Low Carbon Drives the Future 04 Collaborative Pursuit of Sustainable Prosperity 05 Appendix XPENG Motor 2024 ESG Report 97 5.3 Feedback Form Dear reader, Your comment about this report: (please tick in the box—) Thank you for reading the XPeng Inc. 2024 Environmental, Social and Governance Report. We very much hope that you can give us your comments about this report and leave your valuable opinions to help us make continuous improvements to the report. Question Very good Good Average Poor Very poor XPENG Do you think this report has provided all the important information about the ? ? ? ? ? environmental, social and governance performance of XPENG ? Do you think the information and ? ? ? ? ? indicators disclosed in this report are clear, accurate and complete? Do you think the presentation and ? ? ? ? ? style of this report are easy to read? What other need-to-know information do you think has not been reflected in this report? Do you have any suggestions for our future environmental, social and governance reports?

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